SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	1

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	2

INTRODUCTION 3

1 ANALYSIS OF THE CONSOLIDATES RESULT 6

2 ANALYSIS OF THE PARENT COMPANY'S RESULT 38

3 GENERAL INFORMATION 42

Contact RI:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
March 14, 2023
14:30 (Brasília)
13:30 (USA Eastern time)
17:30 (United Kingdom time)
Dados de Acesso para plataforma Zoom:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras4Q22_496

Conference Call in English
March 14, 2023
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras4Q22_496

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Head of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Intern:
Ana Carolina Dall Orto Couto

Marketletter 4Q22

INTRODUCTION

Rio de Janeiro, March 13, 2022

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electricity sector in Latin America, operating in the generation, transmission and commercialization segment, direct controller of 4 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel and direct and indirect participation in 74 Special Purpose Entities, announces, on this date, its results for the period referring to the third quarter of 2022.

2022 Results

Eletrobras presented, in 2022, a net income of BRL 3,638 million, 36% lower than net income of BRL 5,714 million obtained in 2021.

The result for 2022 was negatively impacted by the accounting of expenses foreseen for the Voluntary Dismissal Plan (PDV), carried out in December 2022, in the amount of R$ 1,260 million (adherence of 2,494 employees, with 13 months of pay back) and also by the increase of R$4,475 million in provisions for doubtful accounts, which increased from R$1,027 million in 2021 to R$5,022 million in 2022, highlighting the provision of R$3,348 made by the Holding for receivables from Amazonas Energia, which aims to reflect the risk observed due to the maintenance of default on debt acknowledgment instruments (ICD), (for details, see explanatory note 40.1 of the financial statements). The 2022 result was also negatively impacted by the deflation that occurred in the period, which resulted in a reduction of R$ 1,675 million in transmission revenues, in particular contractual revenue (financial revenue) which are readjusted by IPCA and IGPM, according to the year of competence, considering the effects applicable accounting rules (IFRS).

4th QUARTER 2022

Eletrobras presented, in the fourth quarter of 2022 (4Q22), a net loss of R$ 479 million, lower than the net profit of R$ 610 million obtained in the fourth quarter of 2021 (4Q21).

The 4Q22 result was negatively impacted by the accounting of the Voluntary Dismissal Plan, carried out in December 2022, non-recurring event in the amount of R$ 1,260 million. In addition, the 4Q22 result was also impacted by the constitution of a provision for receivables from Amazonas Energia, in the amount of R$2,528 million, and there was also a decrease in the financial result of R$946 million, in particular, by the increase of R$1,098 million of financial expenses with debt charges, due to the consolidation of SPE Santo Antônio Energia (+R$ 436 million) as of 3Q22, and the impact of R$ 888 million in financial expenses (IPCA + charges) of obligations with the CDE (charge of 7.6%) and revitalization projects for the hydrographic basins and the Legal Amazon (charge of 5.67%), as established by Law No. 14,182/2021 (Privacy of Eletrobras), as one of the conditions for obtaining new concession grants for the generation of electricity for another 30 years.

The above negative effects were partially offset by the reversal of losses on investments in SPEs, with emphasis on Saesa, Jirau, Sinop, IE Madeira and São Manoel, in the net amount of 918 million, as well as discounts obtained in compulsory loan court agreements , in the amount of R$ 563 million.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	3

Marketletter 4Q22

Net Operating Revenue went from R$10,502 million in 4Q21 to R$9,009 million in 4Q22, a decrease of 14%, influenced by the deflation of the period (fall in the IPCA and IGPM), worsening the transmission revenue in a very relevant way, which which was mitigated, in part, by the tariff revision of the 22/23 cycle of 17 transmission contracts.

Generation revenue grew by R$337 million, overcoming the period's challenge in terms of energy prices, given the better hydrological conditions. Two factors were important for this growth, the first being the consolidation of Saesa (+ R$ 1,262 million) and the second the Company's effort to sell in advance, to 2022, its available energy, through bilateral contracts, allowing a margin of price significantly higher than the market price, mitigating the low PLD. These gains were partially offset by the reduction in revenues from the sale of energy imported from Uruguay (-R$964 million), in the regulated environment, due to better hydrological conditions.

Ebitda IFRS, in the amount of R$ 2,043 million in 4Q21, increased to an amount of R$ 1,420 million in 4Q22, mainly due to the aforementioned provision for PCLD, reduction in Transmission revenue as mentioned above and the increase in PMSO (+R$1,627 million), mainly due to non-recurring POS expenses. Excluding the PDV, personnel grew 4% (+R$ 136 million), less than the annual readjustment provided for in the Collective Bargaining Agreement – ACT 2022/2023 of 12.13%. Adjusted Ebitda decreased by 10%, from R$4,881 million in 4Q21 to R$4,401 million in 4Q22, influenced by the drop in transmission revenue due to deflation.

OTHER 4Q22 HIGHLIGHTS

✓	Cash and Cash Equivalents + Bonds and Securities of R$22.9 million and Net Debt of R$34.8 million. Recurring EBITDA in 2022 of R$17.8 billion, forming a Net Debt/LTM Recurring EBITDA ratio of 2.0;

✓	PDV: adhesion of 2,494 employees, cost of R$ 1.2 billion and payback of 13 months, with 1,300 employees having already left by February 2023;

✓	Losses on Investments in SPEs: -R$469 million in Teles Pires (vs. Dardanelos adjustment to occur with the conclusion of the sale transaction), given the applicable accounting rules;

✓	- R$639 million in adjustments for reconciling escrow deposits and payments in other operating expenses;

✓	Amortization Expenses of -R$ 267 million, referring to the signing of the new generation concession contracts for UTE Tucurui, Mascarenhas, Itumbiara, Sobradinho and Curua-Una, for another 30 years, and - R$ 264 million arising from the consolidation from Saesa;

✓	Reduction of R$ 1.5 billion in the stock of provision for legal claims related to compulsory loan book-entry credits (2nd phase), with emphasis on -R$ 1.3 billion due to judicial agreements reached, which also generated a reduction of R$ 770 million of possible and remote risk related to the processes object of the agreements.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	4

Marketletter 4Q22

Table 01: MAIN INDICATORS (R$ MILLION)

2022	2021	%		4Q22	4Q21%
127,6	128,9	-1%	Energy Sold - Generation GWh (1)	32.7	32.6	0,2%
41,038	41,006	0,1%	Gross Revenue	10,803	12,244	-12%
40,965	40,932	0,1%	Recurring Gross Revenue	10,803	11,854	-9%
34,074	34,627	-2%	Net operating revenue	9,009	10,502	-14%
34,008	34,553	-2%	Recurring Net Operating Revenue	9,009	10,112	-11%
11,398	13,860	-18%	EBITDA	1,420	2,043	-30%
17,780	18,829	17,780	Recurring EBITDA	4,401	4,881	-10%
33%	40%	33%	Ebitda Margin	16%	19%	-3,7
52%	54%	-2.2%	Recurring Ebitda Margin	52%	54%	-2.2%
59,107	44,016	59,107	Gross debt without third party RGR	59,107	44,016	34%
34,763	21,806	34,763	Recurring Net Debt	34,763	21,806	59%
2.0	1.2	2.0	Recurring Net Debt / Recurring LTM EBITDA	2.0	1.2	80%
3,638	5,714	-36%	Net Profit	-479	610	-178%
5,174	4,678	11%	Investments	1,597	2,151	-26%
9,670	12,126	-20%	Employees	9,670	12,126	-20%

(1) Does not consider Eletronuclear and Itapu; (2), (3) and (4) Adjustments detailed in the consolidated analysis presented below.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	5

Marketletter 4Q22

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS
2022	2021	Income Statement for the Year	4Q22	4Q21
24,161	22,630	Generation Revenue	6,805	6,789
15,775	17,450	Transmission Revenue	3,632	5,080
1,102	925	Others Revenue	366	375
41,038	41,006	Gross Revenue	10,803	12,244
-6,963	-6,379	Deductions from Revenue	-1,794	-1,742
34,074	34,627	Net Operating Revenue	9,009	10,502
-9,628	-5,555	Operational costs	-3,028	-2,938
-10,028	-7,782	Personnel, Material, Services and Others	-4,044	-2,430
-2,690	-1,443	Depreciation and amortization	-880	-521
-6,928	-14,922	Operating Provisions	-1,135	-3,548
4,799	4,925		-77	1,065
2,370	1,507	Shareholding	702	57
365	4,859	Regulatory Remeasurements - Transmission Contracts	3	0
187	1,211	Others Revenues and Expenses	-87	439
7,721	12,501		540	1,561
-4,374	-1,442	Financial Result	-1,678	-732
3,347	11,060	Income before tax	-1,138	829
-696	-5,261	Income tax and social contribution	659	-180
2,652	5,799	NET INCOME from Continuing Operations	-479	649
987	-85	Net Income From Discontinued Operations	0	-39
3,638	5,714	NET INCOME FOR THE PERIOD	-479	610

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	6

Marketletter 4Q22

TABLE 03: RECURRING CONSOLIDATED RESULT
2022	2021	Recurring Financial Statement	4Q22	4Q21
24,089	22,548	Generation Revenue Recurring	6,805	6,468
15,775	17,450	Transmission Revenue Recurring	3,632	5,011
1,102	933	Others Revenue Recurring	366	375
40,965	40,932	Gross Revenue Recurring	10,803	11,854
-6,957	-6,379	Deductions from Revenue Recurrent	-1,794	-1,742
34,008	34,553	Net Operating Revenue Recurring	9,009	10,112
-9,575	-9,876	Operational costs Recurring	-2,972	-3,298
-8,275	-7,197	Personnel, Material, Services and Others Recurring	-2,650	-2,278
-2,690	-1,370	Depreciation and amortization Recurring	-880	-521
-747	-855	Operating Provisions Recurring	312	-408
12,720	15,254		2,820	3,606
2,370	2,204	Shareholdings Recurring	702	754
15,090	17,459	Adjusted Result before Financial Result	3,522	4,360
-3,634	-829	Financial Result Recurring	-1,643	-541
11,456	16,630	Income before tax Recurring	1,879	3,819
-994	-3,552	Income tax and social contribution Recurring	659	-336
10,462	13,078	Net Income for the year Recurring	2,538	3,483
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	7

Marketletter 4Q22

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

Highlights in the Analysis 4Q22 X 4Q21

Below are the main highlights of 4Q22. For more details on the companies' results, see annex 2 of the Investor Report.

OPERATING INCOME

Operating Revenue - Generation	4Q22	4Q21%		2022	2021	%
Energy supply to distribution companies	4,170	3,329	0	14,105	11,837	19%
Supply	977	922	6%	3,926	3,335	18%
CCEE	141	1,459	-90%	1,159	3,090	-62%
Operation and Maintenance Revenue	1,243	1,084	15%	4,677	4,220	11%
Construction Revenue	0	44	-100%	7	82	-91%
Itaipu Transfer	274	-50	-654%	288	66	337%
Generation Revenue	6,805	6,789	0%	24,161	22,630	7%
Non-recurring events
(-) Reversal of Penalties for Unavailability - CCEAR	0	-277	0	-65	0	0%
(-) Construction Generation	0	-44	-100%	-7	-82	-91%
Adjusted Generation Revenue	6,805	6,468	5%	24,089	22,548	7%

VARIATION ANALYSIS 4Q22 X 4Q21

ENERGY SUPPLY TO DISTRIBUTION COMPANIES: Revenue obtained from a customer that is not a final consumer, such as generators, traders and distributors.

•	In Furnas (+R$951 million): (i) consolidation of SAESA (Santo Antônio Energia), which took place in 3Q22, with revenues of R$1,229 million referring to Energy resellers, of which ACL= R$533.3 million and ACR = BRL 695.8 million; (ii) updates of SAESA contracts, which are made annually by the IPCA and represented an increase of R$ 113.56 million; (iii) readjustment of prices of the ACR contracts of Furnas by the IPCA of approximately R$ 26 million, these factors being partially offset by (iii) lower amount of energy contracted in the ACL (1,924 GWh in 2021 to 1,823 GWh in 2022) , representing a reduction of R$ 24 million in revenue; (iv) lower dispatch from the Santa Cruz thermal plant, due to better hydrological conditions, 34 GWh in 4Q22 x 667 GWh in 4Q21, resulting in lower revenue in the amount of R$218 million.

Partially offset by:

•	At Eletronorte (-R$103 million): The variation is due to: In the ACL: (i) the decrease of R$ 160 million in sales revenue from UHE Tucuruí (4Q21 R$ 713 million X 4Q22 R$ 553 million) , which occurred due to the 24% decrease in Contract Prices (4Q21 R$ 194.93/MWh X 4Q22 R$ 148.66/MWh), due to: (a) the large supply of energy, due to the reservoirs of the hydroelectric plants in historic levels and increased generation of renewable sources encouraged (distributed mini-generation) and by the timid growth in demand, due to the slow recovery of the economy. In ACR: (ii) mainly due to the R$38 million increase in sales at UTE Mauá (4Q21 R$306 million X 4Q22 R$344 million), a consequence of the 37% increase in contract prices (4Q21 R$464.4/ MWh X 4Q22 R$ 634.1/MWh), the contract had a fixed revenue readjustment in Nov/22, due to the IPCA and the increase of R$ 9 million in sales at UTE Aparecida (4Q21 R$ 93 million X 4Q22 R$ 102 million), as a result of the 44% increase in contract prices (4Q21 R$ 465.56/MWh X 4Q22 R$ 672.24/MWh), the contract had a fixed revenue readjustment in Nov/22, by the IPCA.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	8

Marketletter 4Q22

SUPPLY FOR END CONSUMERS: Revenue obtained from a customer who is a final consumer.

•	Chesf (+R$54 million): increase in the period by around 51 average MW in consumption by industrial customers achieved by Law 13,182/2015 in 3Q22.
•	In Furnas (+R$39 million): (i) consolidation of Saesa (+R$32 million) referring to the billing of ACL customers (4,446,177 average MW and whose contracts are updated annually (IPCA); (ii). 9% readjustment in the unit prices of Furnas supply contracts, linked to UHE Itumbiara (Law 13,182), resulting in an increase of R$ 24 million in the period; (iii) new contracts started in 2022, representing an increase of R$ 2 million; and on the other hand, there was (iii) a reduction of R$ 19 million in ICMS paid due to the variation in the rate between states and allocation of billing to consumer units, by customers.

Partially offset by:

•	At Eletronorte (-R$38 million): (i) the R$39 million reduction in Albrás revenues, due to variations in parameters, defined in the contract, used to calculate the final sale price: aluminum price, US Dollar and Sector Charges. (a) 18% decline in average aluminum prices (US$ 2,822.7 4Q21 X US$ 2,306.78 4Q22); (b) negative variation of 6% in the average dollar conversion rate (4Q21 R$5.58/US$ X 4Q22 R$5.24/US$); (ii) positive variation of R$ 1 million due to the increase in the sale price of the other sales contracts for UHE Tucuruí (4Q21 R$ 221/MWh X 4Q22 R$ 241/MWh).

CCEE

•	In the holding company (-R$964 million): improvement of the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay.
•	PLD variation of 53% (4Q21 R$ 118.70/MWh X 4Q22 R$ 55.70/MWh), affecting Eletronorte (-R$178 million), referring to energy from the Tucuruí, Samuel and Curuá-uma hydraulic power plants ; Chesf (-R$103 million) and Furnas (-R$54 million).

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

•	Annual RAG readjustment of around 14%, according to Aneel Ratifying Resolution No. 3,068/2022, in addition to the increase in CFURH in 4Q22, compared to 4Q21, and consequently the associated taxes, with emphasis on Chesf (R$ 99 million) and Furnas (+R$59 million).

CONSTRUCTION REVENUE

•	In Furnas (-R$44 million): (i) with the enactment of Law 14,182/21, the treatment for quota-holding plants was changed and, as of June 22, there will no longer be accounting of the financial asset generated in revenue of construction.

ITAIPU TRANSFER

•	In Holding (+R$ 324 million): revenue was impacted by US inflation, which in 4Q21 was 5.17% and in 4Q22 was 14.57%.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	9

Marketletter 4Q22

ANALYSIS OF VARIATION 2022X2021

•	Revenue from the Power Generation segment increased by 7% in 2022, around R$1,531 million, when compared to 2021, mainly influenced by (i) the incorporation of Saesa (+R$2.46 billion ); and (ii) the 11% increase (+R$456 million) in Plant Operation and Maintenance revenue, due to the readjustment of the RAG (Annual Generation Revenue), pursuant to Ratifying Resolutions issued by Aneel, and also variations in the CFURH portion. These effects were partially offset by: (iv) Reduction of 62% (-R$1,931 million) in Revenue from short-term electricity (CCEE), mainly caused by lower revenue from the resale of energy imported from Uruguay (-R $1,408 million) and the drop in the average PLD (from BRL 134.71 in 2021 to BRL 55.70 in 2022).
TABLE 05: TRANSMISSION REVENUE
Operating Transmission Revenue	4Q22	4Q21%		2022	2021	%
Transmission Revenue	3,632	5,080	-29%	15,775	17,450	-10%
O&M Revenue - Renewed Lines	-3,876	-3,483	0,1	0	0	-
O&M Revenue	5,490	5,154	7%	6,379	5,968	7%
Construction Revenue	459	471	-3%	1,494	1,536	-3%
Contractual Revenue - Transmission	1,559	2,938	-47%	7,901	9,947	-21%
Adjustment - Non-recurring events
Retroactive readjustment of the monthly energy transport tariff from Itaipu Binacional	0	-69	-100%	0	0	-
Recurring Transmission Adjusted	3,632	5,011	-28%	15,775	17,450	-10%

ANALYSIS OF VARIATION 4Q22 X 4Q21

O&M REVENUE

•	Chesf (-R$88 million): (i) In 4Q21, there was an adjustment in the amount of R$130.9 million involving one of the O&M revenue accounts, which caused a distortion in the comparison between the quarters of the years involved. Excluding this effect, 4Q21 amounts to R$ 532.2 million, which produces a positive variation of 8.1% in revenue. This positive variation is due to the publication of Aneel Ratifying Resolution 3,067/2022, which contemplated the tariff readjustment of the 22/23 cycle (of 11.29%), including the effects of the periodic tariff revision of 10 concession contracts of the Company, which are : 010/2007, 012/2007, 009/2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011; (iii) reduction of 28% in the amount PA - portion of adjustment between periods; and (iv) remeasurement of the contractual asset in Nov/21, which impacted comparisons between periods.
•	At CGT Eletrosul (-R$30 million): (i) reduction of approximately 53% of the O&M RAP related to MP 579/2012, which occurred gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process, REH ANEEL nº 2.716/2020, generating a reduction of R$ 23.9 million in the analyzed period; (ii) transfer of DIT facilities and respective revenues to the CELESC distributor; in accordance with REN ANEEL º 916/2021, with a reduction effect of R$ 11.2 million in the period.

Partially compensated by:

•	At Eletronorte (+R$63 million): (i) R$70.6 million increase in O&M revenue from the renewed contract (058/2001), due to: (a) R$132.8 million increase in billed revenue (4Q22 R$569.7 million x 4Q21 R$436.9 million) due to the 22% readjustment in the RAP of contract 058/2001 by Ratifying Resolution 3067/2022, effective from July/2022; (b) Reduction of R$62.2 million due to the increase in amortization (R$239.1 million in 4Q21 x R$301.3 million in 4Q22), due to the 2022 tariff readjustment. (ii) R$ increase $3.3 million in O&M revenue, due to the adjustment made to the CDE revenue (not collected) due to the accrual basis (difference between the revenue amount between the months of December/2022 and December/2021, as the revenue is received in the month subsequent to the one in which it is accounted for); (iii) Reduction of R$ 10.6 million in O&M revenue from non-renewed contracts, due to: (a) Reduction of R$ 11.2 million due to the increase in amortization (R$ 74.0 million in 4Q21 x R$85.2 million in 4Q22) due to the 2022 tariff review - Ratifying Resolution 3067/2022. (b) On the other hand, there was an increase of R$ 0.6 million in billed revenue (4Q22 R$ 159.5 million x 4Q21 R$ 158.9 million). Despite the readjustment of the RAPs of all contracts having been relevant due to the IPCA of the cycle of Ratifying Resolution 3,067/2022 (11.73% effective from July/2022), the adjustment portion of the previous cycle of ETE contracts and PVTE had a negative impact of R$15.6 million on billed revenue.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	10

Marketletter 4Q22

•	In Furnas (+R$43 million): (i) readjustment of tariff cycles of 11.73%, based on current regulations (REH nº. 3067/22), in addition to the entry of new assets; (ii) additionally, in the light of the aforementioned resolution, we highlight that, in October/21, a difference was recognized in relation to the facilities dedicated to the Transport of Itaipu in the order of 60 million. According to articles 2 and 3 of REH 2.958/21 (formerly REH 2.896/21), the retroactive effects to July/21 were considered in the revenue, that is, the amounts charged under the bills for the months July, August and September/21, impacting only the 4Q21.

CONSTRUCTION REVENUE – TRANSMISSION

•	Chesf (-R$80 million): investments made (appropriated and allocated) in ongoing transmission projects, associated with concession contracts: 061/2001, 021/2010, 019/2010, 012/2007, 004/2010, 013 /2010, 020/2010, 018/2012, 010/2007, 008/2011, 007/2010, 008/2005, 018/2009, 014/2008, 010/2011, 019/2012, 009/2011, 017/2012 , 005/2008, 005/2012, 007/2005, 017/2009, 006/2009, 017/2011 and 014/2010, offset by (ii) adequacy of the effects of the annual tariff adjustment in light of the publication of REH 3,067/ 2022, reducing around R$133 million in the contractual asset balance and impacting construction revenue. This is because, in Nov/22, there was an inconsistency in the percentage of progress of works associated with 2 REA's of the renewed contract, giving rise to the need to adjust the effects of the annual tariff readjustment. Thus, although there were more investments in 2022, revenue was lower due to lower performance, since construction revenue is due to a margin calculated in the measurement spreadsheet and applied to investments made in the period.
•	At Eletronorte (-R$26 million): (i) Launches of annual adjustments made, in the tariff readjustment process of transmission contracts in the month of July. However, in the years 2021 and 2022, the accounting audit found differences in the amount that should have been accounted for as an annual adjustment due to the list of modules considered. These adjustments were released in 4Q22 of both years. Thus, as the reduction in 4Q22 was more relevant than that of 4Q21, the impact on construction revenue was negative. (reduction of R$ 40.6 million in 4Q22 x reduction of R$ 14.2 million in 4Q21); (ii) Increase of R$0.4 million, due to higher construction revenue (R$65.3 million in 4Q22 x R$64.9 million in 4Q21), with emphasis on: (a) increase of R$ 11.6 million in revenue from the construction of contracts 058/2001 (R$ 7.8 million) and 010/2009 (R$ 2.6 million); and (b) reduction of R$11.2 million in revenue from contracts 001/2009 (R$8.3 million) and 007/2008 (R$2.9 million); (ii) Increase of R$0.4 million due to higher construction revenue (R$65.3 million in 4Q22 x R$64.9 million in 4Q21) mainly due to: (a) Increase of R$11, 6 million in construction revenue, with emphasis on contracts 058/2001 (R$ 7.8 million) and 010/2009 (R$ 2.6 million); (b) Reduction of R$ 11.2 million in revenue from contracts 001/2009 (R$ 8.3 million) and 007/2008 (R$ 2.9 million).
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	11

Marketletter 4Q22

Partially compensated by:

•	In Furnas (+R$89 million): (i) increase in the value of construction revenue for CT 062-RBNI, which in 4Q22 was R$206.64 million and in 4Q21 totaled R$120.89 million. (ii) In the other contracts, the value in 4Q22 was R$ 4.48 million and in 4Q21 it was R$ 1.29 million, both adjusted to an average construction margin of 1.006%.

CONTRACTUAL REVENUE – TRANSMISSION

•	The reduction is mainly due to lower inflation rates (IPCA) in the period, which ended up offsetting the effects of the increase in contractual assets between 2021 (BRL 59.5 billion) and 2022 (BRL 61 billion). The variation presented in the companies was: Furnas (-R$628 million); Chesf (-R$367 million); Eletronorte (-R$270 million); CGT Eletrosul (-R$114 million). This effect is only due to the application of IFRS rules and is different from regualatory revenue, which had the adjustment according tho (ReH nº 3.067/22), in July 2022.

VARIATION ANALYSIS 2022X2021

•	Revenues from the Transmission segment decreased by 10% (-R$ 1,675 million) in 2022, compared to the same period of the previous year, mainly influenced by: (i) reduction of 21% (2,046 million) in Transmission Contractual Revenue (Financial Revenue), due to changes in the IPCA and IGPM indexes between the periods (IPCA of 5.9% and 2022 and 10.74% in 2021), which are used in the monetary restatement of the balances of contractual assets and impact the value of the financial income of the Contracts.; (ii) decrease of 3% (-R$42 million) in construction revenues. These effects were partially offset by: (iii) the 7% increase (+R$408 million) in revenue from operation and maintenance of transmission lines, due to the entry into operation of new projects and due to the Tariff Review process, based on in the current regulation (REH nº. 3.067/22), which in its annexes details the readjustments of the RAPs (Permitted Annual Revenue) of Transmitters. Emphasis on the effect of the reprofiling of the financial component of the RBSE, which reduces the portion of amortization that reduces revenue and applied the Ke, having a relevant impact on the remeasurement of the contractual asset.
TABLE 06: OTHER OPERATING REVENUE
Operating Income	4Q22	4Q21%		2022	2021	%
Others Revenues	366	375	-2%	1,102	925	19%
Non-recurring events
Revenue reversal energy interconnection among Brazil and Uruguay	0	0	100%	0	8	100%
Other recurring income	366	375	-2%	1,102	933	18%

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	12

Marketletter 4Q22

OTHERS REVENUES

VARIATION ANALYSIS 4Q21 X 4Q22

•	In Furnas (-R$23 million): (i) reduction in revenue from operation, communication and teleassistance services provided by FURNAS to Mata de Santa Geneva (R$ -11 million); (ii) Accounting of R$ 79.5 million in Actuarial Gains in 4Q21 x R$ 76.6 million in 4Q22 (causing a variation of R$ -2.9 million) and (iii) Sale of Furnas payroll to Banco Bradesco, for a period of over 5 years, which took place in 4Q21 (R$ -10.7 million).
•	In the Holding (-R$20 million): negative variation in revenues from Procel (-R$23 million) and Cigas (R$0 in 4Q21 and a reversal of R$35 million in 4Q22), partially offset by revenue of R$32 million from of permit withdrawals (judicial deposit) regularized in 4Q22 considering the reconciliation work of judicial deposits.
•	At Chesf (+R$21 million): (i) R$14 million increase in revenues from telecommunications services; (ii) R$5 million increase in revenues from operation and maintenance services; (iii) R$1 million increase in revenue from engineering services.

OPERATING COSTS AND EXPENSES

Table 07: OPERATIONAL COSTS AND EXPENSES
Operational costs	4Q22	4Q21%		2022	2021	%
Energy purchased for resale	-976	-1,348	-28%	-3,118	6	-52657%
Charges on use of the electricity grid	-764	-611	25%	-2,746	-2,276	21%
Fuel for production electric power	-544	-353	54%	-2,086	-1,890	10%
Construction	-744	-626	19%	-1,679	-1,395	20%
Personnel, Material, Services and Others	-4,044	-2,430	66%	-10,028	-7,782	29%
Depreciation and amortization	-880	-521	69%	-2,690	-1,443	86%
Operating Provisions	-1,135	-3,548	-68%	-6,928	-14,922	-54%
Total Operating Costs and Expenses	-9,086	-9,437	-4%	-29,275	-29,702	-1%
Non-recurring events
Non-recurring PMSO events	1,395	151	822%	1,753	585	200%
Non-recurring provisions	1,446	3,140	-54%	6,181	14,067	-56%
Generation Construction	0	44	-100%	7	82	-91%
Extemporaneous adjustments of AGT's PIS/COFINS calculation	0	-515	-100%	0	-515	-100%
Renegotiation of the Hydrological Risk, resulting from Resolution No. 2,932/21	0	0	-	0	-4,266	-100%
Record of expenses with GSF for adherence to the hydrological risk renegotiation	0	0	-	0	378	-100%
SAESA: Reversal of the TUST provision as a result of the administrative dispute winning.	56	0	-	51	0	-
Reclassification Candiota oil value of the material account	0	0	-	-5	0	-
Reclassification of tax credits (PIS/COFINS) from undue entries	0	111	-100%	0	0	-
Adjusted Total Operating Costs and Expenses	-6,189	-6,506	-5%	-21,288	-19,371	10%
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	13

Marketletter 4Q22

VARIATION ANALYSIS 4Q22 X 4Q21

ENERGY PURCHASED FOR RESALE

•	In the holding company (-R$854 million): improvement of the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay, accompanying the above-reported decline in CEEE revenue (-R$964 million).
•	At Chesf (-R$51 million): Reduction of around 99 average Mw in electricity purchased for resale in 4Q22, compared to 4Q21. due to better hydrological conditions in 4Q22.

Partially compensated by:

•	In Furnas (+R$419 million): (i) consolidation of Saesa, with a total addition of R$291 million in 4Q22, without comparison in 4Q21, highlighting: (a) registration of purchased energy of (R$257, 9 million), due to purchases of electricity for resale under bilateral contracts, and (b) result of the liquidation of CCEE (R$ 33.5 million); (ii) Price readjustment of the current contracts for the purchase of Furnas, representing an expense increase of approximately R$36 million; ; (iii) higher volume of purchases made in 2022 (1,820 GWh vs 1,331 GWh) of R$133 million due, in part, to the carrying out of energy purchase operations not linked to Furnas' generation portfolio. These purchase operations, which totaled approximately R$ 110 million, are directly associated with the sale of energy in the same amount, and do not aim to offset GSF as with traditional purchases; (iii) R$23 million related to energy purchase operations carried out in 2021, to mitigate the hydrological risk projected at the time, for the year 2022; (iii) increase in PIS/COFINS items, in the amount of R$15.6 million.
•	At Eletronorte (+R$94 million): (i) +R$26 million referring to the contractual readjustment of the PIE's based on the IGP-M, which has a counterpart in revenue, due to being pass-through; (ii) +R$ 5 million in the purchase of energy in the ACL to replenish ballast in the Southeast submarket; (iii) +R$ 64.7 million, due to the adjustment in the SPOT market liquidation estimates registered lower in the period.
•	At CGT Eletrosul (+R$26 million): (i) increase of 8.5% in the average acquisition price, according to contractual rules, due to the impact of inflation (IPCA), raising the cost by R$15.6 million; (ii) an increase of 14 MWm in the quantity purchased (from 372 MWm in 4Q21 to 386 MWm in 4Q22), causing an increase of R$ 7.5 million in cost; (iii) increase in energy purchased through the MCP, impacting a cost increase of R$3.1 million. These effects were partially offset by (iv) the variation in PIS/COFINS credits between the periods, resulting in a reduction of R$0.8 million in the purchase cost.

FUEL FOR ELECTRIC POWER PRODUCTION

•	At Eletronorte (+R$553 million): (A) Fuel Costs: (i) R$515.2 million related to the adjustment of the extemporaneous credit entry of AmGT's PIS/COFINS calculation in 4Q21, with no counterpart in 4Q22, relating to the years 2015 to 2020. The adjustment was made on a net basis between calculated credits and liabilities of the same nature, non-recurring entry; (ii) R$125.4 million referring to ancillary expenses for natural gas (Ship or Pay for Transport and Margin) given that there was an increase due to the readjustment of the price of natural gas for the period, as well as the increase in the volume of natural gas which is no longer consumed due to the -17.12% reduction in natural gas consumption at the UTEs. Thus, the natural gas that was no longer consumed for the production of electricity generated an overpayment obligation of Ship or Pay. We emphasize that this expense is not affected by the ICMS reduction, given that it is not characterized as a circulation of goods, but as a contractual financial obligation. On the other hand, reduction of: (iii) R$ 91 million referring to expenses incurred with the purchase of Fuel for the production of electricity (Natural Gas) in 4Q22, which were lower than expenses in 4Q21 by -16.03% mainly due to the reduction of -24.22% in energy generation at the UTE that consume natural gas imposed by the ONS as a result of the increase in the reservoirs of the Hydroelectric Power Plants – UHE of the Submarket of the North Region, causing the dispatches of the UHE of the North Subsystem to be prioritized in comparison with thermal plants that have inflexibility in their contracts and use fuel in their operation. We also highlight that in 4Q22 the reduction of ICMS in the total cost of natural gas was also perceived in compliance with State Decree No. based on the IPCA variation in the last twelve months) showed an increase of only 0.93% in the average price of natural gas, given the reducing effect on the price as a result of the ICMS exemption. (iv) R$39 million referring to the reversal of ICMS on sales of energy produced by UTE Mau&aacute; 3, due to the consumption of natural gas. The reversal occurs because the sale is outside the state of AM and is exempt from ICMS; (B) Recovery of expenses - Subsidy received: (i) revenue from the CCC in 4Q22, which had an increase of 25.94% when compared to 4Q21, due to the readjustment of the price of natural gas for the period, in addition, in 2021 the reimbursement for the month of November of natural gas was only effected in the month of January 2022.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	14

Marketletter 4Q22

Partially compensated by:

•	In Furnas (+R$277 million): (i) lower dispatch from the Santa Cruz plant, of 667 GMh in 4Q21 and 43 GWh in 4Q22. This dispatch of 43 occurred due to the combined cycle tests and not due to the need to dispatch given that we are in a hydrologically favorable period.

NETWORK USE CHARGES

•	Readjustment of network usage charges, according to Ratifying Resolution 3066-ANEEL of 06/12/2022 of 15%.
•	Furnas (+R$206 million), highlighting the consolidation of Saesa which had a variation of R$192 million, with the composition of 4Q22 of (R$212 million) referring to TUST and PIS and COFINS credits in the amount of (R$ 20 million).

Partially compensated by:

•	Eletronorte (-R$44 million): (i) - R$77 million, due to the reclassification of COFINS and PASEP credits, which in 4Q21 were allocated to the third-party services account; offset by (ii) an increase of R$33.1 million related to the annual readjustment.

CONSTRUCTION

•	Furnas (+R$36 million): (i) the amount is based on changes in transmission contract investments in the period. of which 4.45 million in 4Q22 and R$ 1.28 million in 4Q21. In CT 062-RBNI, the value in 4Q22 was R$ -197 million and in 4Q21 it was R$ -120.43 million; (ii) With Law 14,182/21, the treatment for shareholder plants was changed and, as of June/22, there will no longer be accounting of the financial asset generation in construction expenses (-R$ 44 million), without effect on income, due to the counterpart in construction revenue.

VARIATION ANALYSIS 2022X2021

The cost of energy purchased for resale increased by R$3,124 million in 2022, compared to the same period of the previous year, mainly influenced by the increase in the cost of energy purchased for resale, due to the registration, in 2021, of credit of around BRL 4,266 million, as a reduction in the expense of energy purchased for resale, as a result of the hydrological risk renegotiation, regulated by Aneel Resolutions 2,932/21 and 2,919/2021, which ratified the extension period of hydroelectric plants generating a credit in in favor of the generators, and by recording the expense with GSF for joining the renegotiation of the hydrological risk, in the amount of -R$378 million, making a net credit impact of R$3,888 million, which appeared as a reduction of this expense account, an event that did not occur in 2022.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	15

Marketletter 4Q22

The Fuel account increased by 10% year-over-year, from R$1,890 million in 2021 to R$2,086 million in 2022, mainly due to the adjustment to the extemporaneous credit entry of the PIS/COFINS calculation of Amazonas Energia, which occurred in 4Q21, and ancillary natural gas expenses (Transport Ship or Pay and Margin), due to the effect of the natural gas price readjustment. These effects were partially offset by the generation difference between the periods at UTE Santa Cruz (generation dispatches to the Santa Cruz plant in 2022 amounted to 659 GWh and in the same period of 2021 were 1,745 GWh) and the ICMS reversal of R$ 124.1 million on sales of energy produced by UTE Mauá 3, due to the consumption of natural gas. The reversal occurs because the sale is outside the state of AM and is exempt from ICMS.

Charges on the use of the electricity grid increased by 21% (R$470 million) in 2022, compared to the same period of the previous year, mainly influenced by the readjustment of the TUST, according to Ratifying Resolution 3,066-ANEEL of 06/12 /2022 of 15%.

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER
Personnel, Material, Services and Others	4Q22	4Q21%		2022	2021	%
Personnel	-1,341	-1,369	-2%	-4,634	-4,340	6,8%
	-1,260	0	-	-1,260	0	-
Material	-92	-95	-3%	-269	-248	9%
Services	-788	-499	58%	-2,065	-1,542	34%
Others	-562	-466	21%	-1,800	-1,652	9%
PMSO total	-4,044	-2,430	66%	-10,028	-7,782	29%
Non-Recurring Items
Incentive Plans (PAE, PDC)	1,260	0	0%	1,260	0	0%
Termination costs	0	1	0%	1	81	1%
Indemnity Allowance Health Plan	0	16	0%	32	16	202%
Labor Claims	10	8	125%	48	76	63%
Historical Hour Bank Payment 25% / Retroactive ACT / Vacation Bonus	0	97	0%	0	71	0%
Coal transfer to Fuel account	0	0	-	0	-13	0%
PIS/COFINS credit - inputs from UTE Candiota III previous periods	0	0	-	5	-4	-144,2%
FEE Capitalization Consent	0	0	-	16	0	0%
Recovery of expenses (Commissions and Debentures)	0	0	-	0	-8	0%
Loss with CCC corresponding to Boa Vista inspection	0	0		0	58
Income tax not paid on conviction paid in 2015	0	0	-	0	42	0%
IR arising from the Donation - AmGT Transfer	0	0	-	0	40	0%
Court costs and holding fees and Furnas	0	1	6%	15	48	31%
Less value SPE FOTE	0	-29	0%	0	-10	0%
Generator set rental (emergency to Amapá)	0	6	0%	0	63	0%
Reimbursement of Transmission Assets to Energisa	0	0	-	0	29	0%
Indemnities, losses and damages - Engevix, CIEN and AMPLA, IBDD, FRG, CONVAP, CMELPAR and CAEFE.	225	0	0%	360	45	800%
Transfer of energy trading activity from Itaipu to ENBPar	62	0	0%	199	0	0%
Record of losses arising from the termination of the lease of UTE Camaçari	0	51	100%	0	51	100%
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	16

Marketletter 4Q22

Reversal of provisions that occurred at the end of the construction of the Passo São João, São Domingos and Barra do Rio Chapéu HPPs	0	0	-	-20	0	0%
SAESA - Capitalization of CCSA Costs - arbitration No. 21,511	-163	0	0%	-163	0	0%
PMSO adjusted	-2,650	-2,278	16%	-8,275	-7,197	15%

SAESA IMPACT

Personnel, Material, Services and Others	4Q22	2022
Personnel	-40	-65
Material	-8	-16
Services	-71	-127
Others	101	100
PMSO total	18	-108

VARIATION ANALYSIS 4Q22 X 4Q21

PERSONNEL

•	Non-recurring provision related to the Voluntary Dismissal Program, in the amount of R$1,260 million, related to the 2,494 employees who adhered to the Plan. Around 160 employees already left the company in 4Q22. The amounts referring to the departure of the 821 employees who left the company in 4Q22 were already recorded as an expense in Dec/22 (R$ -373.9 million) in the Incentive Indemnity accounts, under the PDC heading. The difference of R$ 886.5 million refers to the provision for the remaining number (1,673 employees) and will be written off as an expense, according to the schedule of future departures.
•	Collective Bargaining Agreement – ACT22/23, which had an increase of 12.13% (IPCA), with an estimated impact of R$178 million in the quarter. It is important to note that, at Chesf, the account variation is reflecting the readjustment of collective bargaining agreements - 2-year ACTs, since the 2021/22 ACT, which had a 6.76% readjustment, only took effect from January 2022 (retroactive to May 2021), and this impact, at Chesf, is added to that of ACT22/23. In addition, the 2022 salary progression is also highlighted, with effects on salaries, benefits, 13th salary, among others. Personnel growth, excluding POS expenses, was 4%, lower than the readjustment of the collective ACT.
•	Consolidation of R$40 million from SAESA, as of 4Q22, which did not occur in 4Q21, in which SAESA was brought in through the equity account.
•	Lower provision for Profit Sharing: highlight for Furnas (-R$ 76 million), Chesf (-R$ 47 million) CGT Eletrosul (-R$ 33 million).

Material

•	At Eletronorte (-R$ 14 million): (i) reduction of R$ 16.3 million in direct acquisition operational maintenance material, mainly maintenance for the Turbines of UTE Aparecida (in Amazonas).

Partially compensated by:

•	In Furnas (+R$10 million): (i) Saesa consolidation (+8 million).
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	17

Marketletter 4Q22

ServiCES

•	In Furnas (+R$140 million): (i) Operational Maintenance Services in the amount of R$20 million; (ii) In MESA, R$ 70 million was recorded, related to maintenance and operation services of R$ 52 million and expenses with consulting, advisory and legal services of R$ 19 million.
•	At Eletronorte (+R$140 million): (i) increase of R$108 million in group realization due to the reclassification of PIS/PASEP & COFINS credits. In 4Q22, R$69.7 million in credits from January to November 2022 were reclassified from this account to the transmission charges account. Thus, the realization of this account was -R$55 million in 4Q21 vs. R$53 million in 4Q22. (ii) an increase of R$6 million in maintenance of operational assets, mainly due to payments related to gas turbine maintenance; (iii) an increase of R$5.6 million in the subscription of digital tools, due to the payment for the Microsoft package; (iv) increase of R$5.6 million in expenses with financial system services, mainly due to the payment related to the Commission for Structuring the Guaranteed Gas Account, in December. Punctual payment, due to the change in the Guarantee with CIGAS for the supply of Natural Gas in the Thermoelectric Plants of Amazonas. (v) increase of R$ 3.9 million in contractors, mainly due to the write-off of amounts allocated in the asset account related to the various stages of the Luz para Todos and Mais Luz para a Amazônia programs that were not reimbursed.

OTHERS

•	Holding (+R$132 million): (i) variation of R$62 million, due to adjustments resulting from the process of securing the Itaipu Account, for transfer to Enbpar, after the privatization process; (ii) reduce of R$83 million related to the recovery of expenses.
•	Furnas (+R$ 37 million): (i) consolidation of SAESA, with an impact on the recovery of expenses of R$101 in 4Q22, without comparison in 4Q21, due to the reversal of R$163 million due to the capitalization costs of arbitration of CCSA- Consórcio Construtor Santo Antônio Energia, partially offset by the expense with the deactivation of Fixed Assets (lines of the Log Boom) of R$ 58 million, in 4Q22; (b) Real Grandeza Fund (R$ - 22.2 million), related to the retirement supplement - mathematical reserve, being written off (contingency reversal), for the same amount, in the operating provisions account; and (c) Fine - Procedural/Administrative, in the amount of R$ -16 .87 million (ANEEL Notice of Infraction nº 17/22), due to non-conformities found in inspection carried out at SE Adrianópolis facilities); partially offset by: (d) Actuarial Losses, reduction of R$ 69 million (4Q21 R$ -98 million x 4Q22 R$ -30 million); (e) reduction in Bank Guarantee, in the amount of R$32.3 million due to the lower expectation, in 2022, of the need to present a judicial guarantee for ongoing proceedings.

Partially compensated by:

•	At Eletronorte (-R$ 55 million): with emphasis on (i) effect of - R$ 120.6 million in write-off of assets, in 2021, with no contra entry in 2022, partially offset by: (ii) + R$ 24.9 million in losses on the deactivation of assets and rights, referring to the write-off of telecommunications projects that were in property, plant and equipment in progress and were discontinued or had no forecast for entry into operation; (iii) + R$12.6 million in loss on write-off of receivables, referring to the write-off of accounts receivable in 2020 in O&M service provision agreements; (iii) + R$ 18.6 million of accumulated depreciation (from July/21 to October/22) of assets that were incorporated into AmGT.
•	At Chesf (-R$24 million): (i) R$23 million increase in expenses with retiree benefits, due to the increase in the cost of interest on the BD benefit plan; (ii) an increase of R$8 million in environmental lawsuits; (iii) R$5 million increase in insurance; on the other hand, we had (iv) record of losses related to the termination of the lease of UTE Cama&ccedil;ari in the amount of R$ 51 million, with no counterpart in 2022; (v) registration of leniency revenue (Camargo Correa) in the amount of R$8 million.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	18

Marketletter 4Q22

Other Costs and Expenses	4Q22	4Q21
Other expenses
Indemnities Losses and Damages	-233	0
Operating Losses	-144	0
Gain (loss) on the sale of assets and rights - MESA	-58	0
Actuarial Losses	-30	-98
Capitalization of CCSA costs	163	0
Other expenses	-156	-282
1. OTHER EXPENSES	-458	-380
2. OTHER COSTS	-40	-36
3. DONATIONS AND CONTRIBUTIONS	-65	-50
TOTAL OTHERS (1+2+3)	-562	-466

VARIATION ANALYSIS 2022X2021

•	The variation in the personnel account is mainly due to the readjustment of 12.13% (IPCA), application of additional for length of service (ATS) and the consolidation of SAESA, as of 3Q22, adding expenses of R$ 65 million/year for the consolidated. In addition, in 2022, there was a Provision related to the Voluntary Dismissal Program, in the amount of R$1,260 million, related to the 2,494 employees who adhered to the Plan. The material account did not show relevant variation. The Service Account increased, especially in Furnas, with an increase of R$287 million, R$127 million of which due to the consolidation of SAESA as of 2Q22. In addition, in Furnas, there were increases in: (i) Medical, Hospital and Dental Care of R$ 35.7 million; (ii) Technical Service and IT Software in R$40.6 million; (iii) Expenses of R$ 13.6 million with advisory services to obtain a waiver for the contribution to SAESA, in June/22. At Eletronorte, there was an increase of R$145 million in the service account, with highlights for: (i) maintenance of operating assets, of R$24 million; (ii) maintenance of office equipment and services, of R$15.8 million; (iii) driver services, of R$11.3 million; (iv) environmental services, of R$9.4 million; (v) third-party services provided by contractors, in the amount of R$7 million; (vi) technical service IT - Software, of R$6.8 million; (vii) third-party service - security and surveillance, of R$6.7 million; (viii) expenses with financial system services, of R$6.1 million; (ix) miscellaneous services totaling R$13.6 million. In “others”, there was an increase of around 9% (R$148 million), with emphasis on: (i) Indemnities, losses and damages, in subsidiary Furnas, in Ampla processes (R$138 million) + IBDD (R$63 million), CONVAP (R$89 million); (ii) At Chesf, R$86 million increase in pensioner benefit expenses, due to the increase in the interest cost of the BD benefit plan and the increase in write-offs for the conversion of guarantees for legal claims (R$40 million). Partially offset by: (iii) write-off of assets in 2021, with no counterpart in 2022, of R$121 million, at Eletronorte.

DEPRECIATION AND AMORTIZATION

Table 09: Depreciation and Amortization
Depreciation and Amortization	4Q22	4Q21%		2022	2021	%
Depreciation and Amortization	-880	-521	69%	-2,690	-1,443	86%
Non-recurring items - Adjustments
Depreciation referring to previous periods	0	0	-	0	73	-100%
Adjusted Depreciation and Amortization	-880	-521	69%	-2,690	-1,370	96%

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	19

Marketletter 4Q22

•	The increase in amortization expenses in 4Q22 is due to (i) the new concession assets resulting from the privatization of Eletrobras (Sobradinho, Tucuruí, Curuá-Una, Itumbiara and Mascarenhas de Moraes), by approximately R$267 million. The amortization of new contracts arising from the plants that will be released from shares will only start in 2023, in a non-linear way, according to the release of shares; (ii) consolidation of Saesa, with an impact of R$264 million, without comparison with 4Q21.

OPERATING PROVISIONS

Table 10: OPERATING PROVISIONS

Operating Provisions	4Q22	4Q21%		2022	2021	%
Operational provisions / reversals	-1,135	-3,548	-68%	-6,928	-14,922	-54%

Non-recurring provisions/reversals
Provision for Disputes	379	-1,569	-124%	-1,858	-13,081	-86%
PECLD - Financing and loans	-2,528	-625	304%	-3,348	-639	424%
PECLD - Fuel consumption account	0	29	-100%	0	-499	-100%
PECLD: Prospective credit loss estimate (CPC 48) ELN + RPCs Chesf	0	0		-867	908
Onerous contracts	-14	39	-136%	230	16	1316%
Estimated losses on investments	918	91	912%	92	-21	-545%
RAP adjustment portion	0	0	-	0	0	-
Estimated loss due to impairment of assets (Impairment)	-110	21	-624%	-268	475	-156%
Provision for Implementation of Shares - Compulsory Loan	-31	-15	108%	-102	-108	-5%
Provision for judicial deposits	0	-234	-100%	0	-234	-100%
Provision for reduction of fuel inventories	-26	-126	-80%	-26	-126	-80%
Provision for unsecured liabilities	0	-706	-100%	0	-706	-100%
Candiota III Plant - Inflexibility	0	-10	-100%	0	-10	-100%
Candiota III Plant - Coal	0	9	-100%	0	0	-
Provision for actuarial liabilities	-35	-44	-19%	-35	-44	-19%

Recurring Provisions/Reversals
Guarantees	214	2	12883%	189	26	626%
PCLD (excluding PCLD Prospective Estimate of Prospective Credit Loss (CPC 48) and losses of clients-Chesf	-7	-340	-98%	-808	-798	1%
GAG Improvement	118	21	456%	-9	-29	-69%
Others	-14	-91	-85%	-119	-54	121%
Recurring provisions / reversals	312	-408	-176%	-747	-855	-13%

The positive values in the table above mean reversal of provision.

VARIATION ANALYSIS 4Q21 X 4Q22

The variation is mainly explained by:

•	Increase of R$1,902 million in PECLD (provisions for loan losses) for Loans and Financing, which went from R$625 million in 4Q21 to R$2,528 million in 2022, with emphasis on the constitution of a provision for receivables from Amazonas Energia, which aims to reflect the risk observed due to the maintenance of the default of debt acknowledgment instruments (ICD), for more details, see explanatory note 40.1 of the financial statements.
•	Provision for Litigation showed a reversal of R$379 million in 4Q22, compared to a provision of R$1,569 million in 4Q21, mainly due to the reversal, in the Holding, of Compulsory Loan provisions. The reduction in the operating provision for the compulsory loan, in the total amount of R$517 million, mainly influenced by discounts of R$563 million obtained in court agreements that were signed in 4Q22. The stock of provision for legal proceedings that discuss the difference in monetary restatement of book-entry credits (2nd phase), in 4Q22, was R$24.3 billion against R$25.8 billion in 3Q22, a reduction, therefore, of R$1.5 billion, influenced by the discounts mentioned above, for the payments of agreements that have already had their respective judicial homologation and the final and unappealable decision, in the total amount of R$ 737 million, as well as for the increase in monetary restatement, which was R$ 1,620 million (as will be explained in the financial result line), in the year 2022.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	20

Marketletter 4Q22

•	The provision for Guarantees presented a reversal of R$214 million in 4Q22 due to the change in the methodology for calculating the provision.
•	Estimated Losses on Investments showed a reversal of R$918 million in 4Q22, compared to a reversal of R$91 million in 4Q21, mainly explained by: (i) constitution in Teles Pires of R$468 million (vs the fact that that the gain from the transfer of the Dardanelos plant will be accounted for upon completion of the operation); and (ii) constitution of a provision of R$68 million in LT Mata de Santa Geneva. On the other hand, there were reversals in: Companhia Energética Sinop S.A. – R$215 million in SINOP, R$309 million in Jirau, R$218 million in Interligação Elétrica do Madeira S.A. - IE Madeira.

HIGHLIGHT OPERATING PROVISIONS: LOSSES ON INVESTMENTS

SPE/ Affiliate	4Q22
MESA	546
SINOP	215
Teles Pires	-468
São Manuel	178
IE Madeira	218
Mata de Sta Genebra	-68
ESBR (Jirau)	309
Others	-12
Total	918

VARIATION ANALYSIS 2022X2021

•	The Operating Provisions account showed a 52% reduction, which is mainly explained by the variation in the provision for litigation account, which went from R$13,081 million in 2022 to R$1,858 million in 2021. The Provision for Litigation was impacted, mainly due to the records related to the compulsory loan, which amounted to R$133 million in 2022 and R$10,897 million in 2021 (due to the review of legal theses and precedents that took place in 3Q21). The reduction in the operating provision for the compulsory loan was mainly influenced by discounts of R$563 million obtained in court agreements that were signed in 4Q22.

•	On the other hand, there was an increase of R$2,709 million in provisions for doubtful accounts of financing and loans, which increased from R$639 million in 2021 to R$3,348 million in 2022, with emphasis on the provision for loan receivable balances with to Amazonas Energia (See Note 10 of the Explanatory Notes). There was also constitution of PECLD on consumers and resellers, in the year ended December 31, 2022, in the amount of R$1,674 million, which is mainly due to the provision of 100% of the Debt Confession Instruments of Amazonas Energia entered into with Eletronorte . (See note 09 of the Explanatory Notes).

REGULATORY REVIEWS - TRANSMISSION CONTRACTS

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	21

Marketletter 4Q22

	4Q22	4Q21%		2022	2021	%
Regulatory Remeasurements - Transmission Agreements	3	0	-	365	4,859	-92%

•	In the fourth quarter of 2021, the recording under this heading resulted from the remeasurement of the RBSE asset, resulting from the reprofiling of the financial component and the additional recognition of the cost of equity (KE). (ii) In the fourth quarter of 2022, the impact resulted from the Periodic Tariff Review - RTP ANEEL for the RAPs of concession contracts 014/2011 and 016/2011.

SHAREHOLDINGS

Table 12: Shareholdings
Shareholdings	4Q22	4Q21%		2022	2021	%
Shareholdings	702	57	1135%	2,370	1,507	57%
Non-recurring items - Adjustments

Santo Antonio	0	697	-100%	0	697	-100%
Adjusted Shareholdings	702	754	-7%	2,370	2,204	8%

VARIATION ANALYSIS 4Q22X4Q21

SHAREHOLDINGS

•	Among the main variations in the equity interest account are: (i) Madeira Energia, which presented a negative amount of R$490 million in 4Q21 and started to be consolidated from 4Q22, no longer impacting this account; (ii) CTEEP (-R$113 million), due to lower remuneration on concession assets; and (iii) Eletronuclear, which ceased to be consolidated as of 3Q22, and impacted this account by R$71 in 4Q22, with no counterpart, therefore, in 4Q21.

VARIATION ANALYSIS 2022X2021

•	The shareholding account showed an increase of R$862 million, or 57%. This account is impacted by the result of all minority interests held by Eletrobras and, among these variations, the main one was the Recognition, in 2021, of the write-off of investment – Arbitration in Saesa, in the amount of R$697 million. Also noteworthy are the negative variations in CTEEP (R$269 million) and NESA – Norte Energia S.A (R$107 million) and positive variations in the SPEs ESBR R$36 million and IE Guaranhus R$31 million.

FINANCIAL RESULT

Table 13: FINANCIAL INCOME AND EXPENSES

Financial Result	4Q22	4Q21%		2022	2021	%
Financial Income
Interest, commission and fee income	288	33	765%	997	756	32%
Income from financial investments	638	241	165%	2,212	620	257%
Moratorium addition on electricity	-144	120	-220%	253	326	-22%
Interest income on dividends	-57	-209	-73%	11	0	-
Other financial income	244	38	543%	567	320	77%
(-) Taxes on financial income	-341	-185	85%	-612	-416	47%
Financial expenses
Debt charges(1)	-1,542	-443	248%	-4,705	-2,777	69%
Other financial expenses	-56	-104	-47%	-805	-577	40%
Financial items net
Monetary Variations	-349	-139	151%	-1,098	-35	3080%
Exchange Variations	215	-125	-272%	447	-385	-216%
Derivatives	220	41	433%	-356	726	-149%
Charges of obligations with CDE	-655	0	-	-1,097	0	-
Charges for revitalizing watersheds	-139	0	-	-187	0	-
Financial Result	-1,678	-732	129%	-4,374	-1,442	203%
Adjustments
(-) Revenue from Distribution Companies + AIC	-244	-121	102%	-839	-357	135%
(-) Bonus Award + FIDC Commission	0	0	-	0	0	-
(-)Regularization of credits tax process / Fine and Notices of Infraction	0	0	-	0	82	-100%
(-) RPCs Chesf	0	0	-	0	118	-100%
(-) Monet update, company compulsory	286	286	0%	1,621	699	132%
(-) Monetary restatement of the addition of 14 months of economic and energy inefficiency	0	0	-	0	-151	-100%
(-) Chesf: update of lawsuits due to from Benner's go live	0	0	-	0	-231	-100%
(-) Financial expense corresponding to the exchange of the fee Selic by IPCA according to CNPE Resolution No, 15/2021	0	0	-	0	432	-100%
(-)Interest and exchange variation on ITAIPU Sale Transaction to ENBPar	0	0	-	-242	0	-
(-)Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	0	0	-	-34	0	-
(-) Financial expense related to the write-off of the client to adjust the client's balance related to the renegotiation of the CEA,	0	26	-100%	0	26	-100%
(-) Financial Charges/correction of the differences between the prices practiced in the energy sale contracts and the new price agreed in the contractual amendments until October/22	-139	0	-	0	-5	-100%
(-) Write-off of unreconciled judicial deposits	132	0	-	132	0	-
(-) Tax installment payment indemnification of reversible assets UHE Tucuruí and UHE Curua-Uma	0	0	-	101	0	-
Adjusted Financial Result	-1,643	-541	203%	-3,634	-829	338%

(1) This item includes the updating of obligations with the CDE and Projects according to Law 14,182/21 and as detailed in the table below.

FINANCIAL RESULT:

VARIATION ANALYSIS 4Q22X4Q21

In 4Q22, the financial result presented a negative variation, having presented a negative result of R$732 million in 4Q21 and negative R$1,683 million in 4Q22. The main variations were:

•	Debt Charges, from -R$443 million in 4Q21 to -R$1,542 million in 4Q22, with emphasis on the consolidation of Saesa, where there was a record of -R$436 million. Of this amount, around R$296 million is monetary restatement and debt interest restated by the IPCA and around R$137 million is debentures, also restated by the IPCA. In addition, 3 new loan contracts were raised, in Furnas, in 2Q22, with an impact of R$ 93 million more on the 4Q22 result. Consolidated accounts were also impacted by the increase in interest on loans indexed to the CDI, which increased from 13.65 in 4Q22 to 9.15 in 4Q21;
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	22

Marketletter 4Q22

•	Monetary restatement expenses of the provision for compulsory loan lawsuits (2nd phase – book-entry credits) of R$284 million in 4Q22, although there was no relevant variation in this expense, since the increase in the selic rate has already started to from 4Q21.
•	Financial Expenses of IPCA + Charges on the outstanding balance of obligations with the CDE (charge of 7.6%) of R$746 million and obligations with the revitalization projects of the hydrographic basins and the Legal Amazon (charge of 5 .67%), of R$143 million in 4Q22, with no counterpart in 4Q21. These obligations were established by Law 14,182/21 (Eletrobras Privatization), as one of the conditions for obtaining new concession grants for electricity generation, for another 30 years. Charges were calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Charges with the CDE and Projects - Law 14.182/2021	4th Quarter 2022 – In million
	Chesf	Eletronorte	Furnas	TotaL
Debt charges - Obligations with the CDE	(154)	(224)	(158)	(536)
Debt charges - Revitalization of watersheds	(25)	(38)	(32)	(94)
Passive monetary restatement - Obligations with the CDE	(60)	(88)	(62)	(210)
Passive monetary update - Revitalization of watersheds	(13)	(19)	(16)	(49)
Total charges with the CDE and Projects - Law 14,182/2021	(252)	(369)	(268)	(888)

Partially compensated by:

•	The net exchange variation, which went from a negative net exchange variation of R$125 million in 4Q21 to a positive net exchange variation of R$215 million in 4Q22, mainly due to the debt exposure in dollar and dollar variation in the respective periods.
•	At Eletronorte, a positive net result associated with derivatives in the amount of R$41 million, in 4Q21, against a positive net result of R$220 million in 4Q22, due to the variation of the LE - London Metal Exchange in the period. The contract with Albras provides for a price for the sale of energy plus the payment of a premium, which varies according to the price of aluminum on the LME, quoted in dollars.

VARIATION ANALYSIS 2022X2021

•	The Net Financial Result went from a net expense of R$1,442 million in 2021 to a net expense of R$4,374 million in 2022, representing an increase of R$2,932 million. This variation is mainly due to: (i) the increase in debt charges, caused by the consolidation of SAESA, by the raising of new loan agreements that occurred during the year 2022; (ii) expenses with CDE Financial Charges and Revitalization Projects - Law 14,182/2021, which total R$1,505 million; and (iii) losses on derivatives, which went from a net income of R$726 million in 2021 to a net expense of R$356 million in 2022, influenced by the variation in the price of aluminum on the London Metal Exchange – LME, quoted in dollars, which is used as a reference for payment of the premium provided for in the contract with Albras; (iv) net monetary variations, which went from a net expense of R$35 million to a net expense of R$1,098 million referring to monetary restatement, especially by Selic, of the provision for compulsory loan lawsuits, which went from an expense from R$699 million in 2021 to R$1,621 million in 2022, given the variation in the update index between periods.
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	23

Marketletter 4Q22

OTHER INCOME AND EXPENSES

Other Income and Expenses	4Q22	4Q21%		2022	2021	%
Reimbursement of Fixed Assets in Progress - AIC	-	-	-	121	589	-79%
Gain from the Sale of CEEE-T1 Shares	-	-	-	454	0	-
Reimbursement of inefficiency -CCC	-	-	-	0	622	-
Effects of Law 14.182/20212	-	-	-	-355	-	-
Other Income and Expenses	-87	439	-120%	-33	-	-
TOTAL OTHER INCOME AND EXPENSES	-87	439	-120%	187	1.211	-85%

¹ Eletrobras sold its entire equity interest in CEEE-T to CPFL de Energia Cone Sul Ltda, in April 2022, see note 2.3.

² The residual values of the new concessions were written off against the result for the period due to the irrecoverability determined by the CNPE, for further details see note 1.1.5.

•	The variation was mainly due to (i) expense arising from the write-off of judicial deposits due to reconciliation adjustments, in the amount of -R$ 507 million, partially offset by (ii) write-off of liabilities of R$ 97 million related to compulsory loan credits not converted into shares; (iii) R$21.6 million referring to the gain from the sale of the investment in the sale of CEEE-G shares, as part of the payment of the compulsory loan agreement; and (iv) entry of + R$ 266 million in write-off of CCC pass-through liabilities, pursuant to article 206, paragraph 5, I, of the Civil Code.

INCOME TAX

Income tax	4Q22	4Q21%		2022	2021	%
Current income tax and social contribution	99	-25	-490%	-1.630	-1.438	13%
Deferred income tax and social contribution	560	-154	-463%	934	-3.823	-124%
Total income tax and social contribution	659	-180	-467%	-696	-5.261	-87%
Adjustment
(-) Eletrosul Adjustments/Chesf PCLD/IR Estimate Furnas SAESA	0	-156	-100%	-298	1.709	-117%
Adjusted income tax and social contribution	659	-336	-296%	-994	-3.552	-72%

DISCONTINUED OPERATIONS

	4Q22	4Q21%		2022	2021	%
Discontinued Operations	0	-39	-100%	987	-85	-1258%

As provided for in Law nº 14,182/2021, the capitalization of Eletrobras was conditioned to the corporate restructuring to maintain, directly or indirectly, the companies Eletronuclear and Itaipu Binacional, through the transfer of control to ENBpar. The effect on the result, as well as the comparison, were disclosed in 2Q22 in accordance with accounting pronouncement CPC 31/IFRS 5, to present the transactions of the segments mentioned above separately from the continuing operations. Thus, after the capitalization, Eletrobras' shareholding in the total capital of Eletronuclear increased from 99.95% to 67.95%, but Eletrobras does not hold the majority of common shares and no longer has control. In this sense, since 2Q22, Eletronuclear ceased to be a controlled company and became an affiliated company.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	24

Marketletter 4Q22

1.2 EBITDA Consolidated

Tabela 14: EBITDA DETAIL

EBITDA	2022	2021	%	4Q22	4Q21%
Result of the period	3,638	5,714	-36%	-478,62	610	-178%
+ Income Tax and Social Contribution Provision	696	5,261	-87%	-659	180	-467%
+ Financial Result	4,374	1,442	203%	1,678	732	129%
+ Depreciation and Amortization	2,690	1,443	86%	880	521	69%
= EBITDA	11,398	13,860	-18%	1,420	2,043	-30%
ADJUSTMENTS
Result of discontinued operation	-987	85	-1257,8%	0	39	-100,0%
Other revenues and expenses	-187	-1,211	-85%	87	-439	-120%
Regulatory remeasurement – transmission contracts	-365	-4,859	-92%	-3	0	-
Renegotiation of the hydrological risk -resolution No. 2,932/21	0	-4,266	-100%	0	0	-
Record of GSF expenses for adhering to the hydrological risk renegotiation	0	378	-100%	0	0	-
SAESA: Reversal of the TUST provision as a result of the administrative dispute winning.	69	0	-	65	0	-
Reclassification Candiota oil value of the material account	-5	0	-	0	0	-
Revenue reversal energy interconnection between Brazil and Uruguay	0	8	-100%	0	0	-
Reversal of Penalties for Unavailability - CCEAR	-65	0	-	0	-277	-100%
Retroactive readjustment of the monthly energy transport tariff from Itaipu Binacional	0	0	-	0	-69	-100%
Reversal of penalty deductions	6	0	-	0	0	-
Extemporaneous adjustments of AGT's PIS/COFINS calculation	0	-515	-100%	0	-515	-100%
Reclassification of tax credits (PIS/COFINS) from undue entries	0	0	-	0	111	-100%
Incentive Plans (PARA, PCD)	1,260	0	-	1,260	0	-
Labor Claims	1	81	-99%	0	1	-100%
Indemnity Allowance Health Plan	32	16	102%	0	16	-100%
Reversal of provisions that occurred at the end of the construction of the Passo São João, São Domingos and Barra do Rio Chapéu HPPs	-20	0	-	0	0	-
Labor claims	48	76	-37%	10	8	25%
Historical Hour Bank Payment 25% / Retroactive ACT / Vacation Bonus	0	71	-100%	0	97	-100%
Coal transfer to Fuel account	0	-13	-100%	0	0	-
PIS/COFINS credit - retroactive UTE Candiota III inputs	5	-4	-244%	0	0	-
FEE Capitalization Consent	16	0	-	0	0	-
Recovery of expenses (Commissions and Debentures)	0	-8	-100%	0	0	-
Loss with CCC corresponding to Boa Vista inspection	0	58	-100%	0	0	-
Indemnities, losses and damages: CAEFE (2022) Furnas	0	0	-	0	0	-
Income tax not paid on conviction paid in 2015	0	42	-100%	0	0	-
Income tax arising from the Donation - AmGT Transfer	0	40	-100%	0	0	-
Court costs and holding fees and Furnas	15	48	-69%	0	1	-94%
Transfer of energy trading activity from Itaipu to ENBPar	199	0	-	62	0	-
Record of losses arising from the termination of the lease of UTE Camaçari	0	51	-100%	0	51	-100%
Less value SPE FOTE	0	-10	-100%	0	-29	-100%
Generator set rental (emergency to Amapá)	0	63	-100%	0	6	-100%
Reimbursement of Transmission Assets to Energisa	0	29	-100%	0	0	-
Indemnities, losses and damages - Engevix, CIEN and AMPLA, IBDD, FRG, CONVAP, CMELPAR and CAEFE.	360	45	700%	225	0	-
SAESA - Capitalization of CCSA Costs - arbitration No. 21,511	-163	0	-	-163	0	-
SAESA Shareholding	0	697		0	697
Provision for Disputes (a)	1,725	2,184	-21%	138	766	-82%
Compulsory Loan	133	10,897	-99%	-517	803	-164%
PECLD - Financing and loans	3,348	639	424%	2,528	625	304%
PECLD - Fuel consumption account	0	499	-100%	0	-29	-100%
PECLD: Prospective credit loss estimate (CPC 48) ELN + RPCs Chesf	867	-908	-195%	0	0	-
Onerous contracts	-230	-16	1316%	14	-39	-136%
Estimated losses on investments	-92	21	-545%	-918	-91	912%
Estimated loss due to irrecoverability of assets (Impairment)	268	-475	-156%	110	-21	-624%
Provision for Implementation of Shares - Compulsory Loan	102	108	-5%	31	15	108%
Provision for judicial deposits	0	234	-100%	0	234	-100%
Provision for reduction of fuel inventories	26	126	-80%	26	126	-80%
Provision for unsecured liabilities	0	706	-100%	0	706	-100%
Provision for actuarial liabilities	35	44	-19%	35	44	-19%
Candiota III Plant - Inflexibility	0	10	-100%	0	10	-100%
Candiota III Plant - Coal	0	0	-	0	-9	-100%
= EBITDA Adjusted	17,798	18,829	-5%	4,410	4,881	-10%

Note: As of 2019, the Company began to consider, in its adjusted EBITDA, the RBSE revenue from the extended concessions in light of Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated as non-adjusted the relevant effects of financial income, expenses, reversals of PL and provisions for prospective PCLD (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from loans contracted may continue to affect the company's accounting result until their complete exhaustion. However, they were treated as adjusted PCLD of outstanding effective debt of distributors, as well as their debts related to energy supply, with the exception, therefore, of prospective PCLD provisions (CPC 48) for energy supply.

Recurring Cash Generation with Adjustment of Regulatory Transmission RAP
	4Q22	4Q21
1. EBITDA Recurrent	4,401	4,881

Revenue from Transmission	3,632	5,080
O&M Revenue - renewed	1,614	1,671
Construction Revenue	459	471
Contractual Revenue Transmission	1,559	2,938

3. (+)Total Payment of Allowed Annual Revenue	3,908	3,025
Revenue of RAP and indemnities	3,908	3,025

4 = 1 - 2 + 3 : Approximate Cash Generation	4,677	2,826

* Disclosure of 4Q21 adjusted and disregarding Eletronuclear's impacts

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	25

Marketletter 4Q22

1.3       Consolidated Results by Continued Operations segment:

Table 15: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND

2022
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	380	20,209	14,045	-559	34,074
Operating Costs	-17	-11,157	-5,209	525	-15,858
Operating Expenses	-4,644	-3,574	-5,234	34	-13,418
Regulatory Remeasurements - Transmission Contracts	-	-	365	-	365
Operating Income Before Financial Result	-4,281	5,478	3,967	-	5,164
Financial Result					-4,374
Result of Equity Interests					2,370
Other income and expenses					187
Income tax and social contribution					-696
Net Income from Continuing Operations					2,652
Net Income from Discontinued Operations					987
Net Income					3,638

2021
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	1.366	17.994	15.714	-448	34.627
Operating Costs	-1.273	-5.715	-3.120	429	-9.678
Operating Expenses	-13.164	-3.864	-3.015	19	-20.024
Regulatory Remeasurements - Transmission Contracts	0	0	4.859	0	4.859
Operating Income Before Financial Result	-13.071	8.415	14.438	0	9.783
Financial Result					-1.442
Result of Equity Interests					1.507
Other income and expenses					1.211
Income tax and social contribution					-5.261
Net income from discontinued operations					-85
Net Income					5.714
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	26

Marketletter 4Q22

1.3.1. INDEBTEDNESS AND RECEIVABLES

Table 16: GROSS DEBT AND NET DEBT
12/31/2022
Gross Debt - R$ million	59,107
(-) (Cash and cash equivalents + marketable securities)	22,933
(-) Financing Receivable	1,022
(-) Net balance of Itaipu Financial Assets[1]	389
Net debt	34,763

1See Explanatory Note 18b to the Financial Statements.

Highlight: Since 3ITR22, Eletrobras' debt has been substantially affected by the consolidation of SAESA's gross debt, in which Furnas now holds a 72% interest.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	27

Marketletter 4Q22

Creditor	Indexer	Cost (% per year)	Total balance
			(R$ million)
Debentures, FIDC and other securities	CDI	CDI + 1.00% to 2.75% p.a., 108% to 117.6% CDI	12,054
Debentures and other securities	IPCA	IPCA + 3.75% to 7.03% p.a.	10,206
BNDES	TJLP, TLP (IPCA), fixed rate	TJLP + 0.00% to 3.28% p.a., TLP + 3.90% p.a., 3.50% p.a.	8,111
Banco do Brasil	TJLP, TLP (IPCA), CDI	TJLP + 2.13% p.a., CDI + 1.65% to 2.25% p.a., 107.5% to 125.5% CDI, TLP + 4.7% p.a.	4,517
Petrobras / Vibra Energia	Selic	Selic	4,329
Caixa Econômica Federal	CDI, TLP (IPCA)	113.7% CDI, TLP + 4.7% p.a.	2,639
Banco do Nordeste do Brasil	IPCA, TLP (IPCA), TFC (IPCA), fixed rate	IPCA + 2.74% p.a., TLP + 4.70% p.a., 2.94% to 8.62% p.a., TFC + 2.7382% to 3.3467% p.a.	1,695
Other Creditors	CDI, TLP (IPCA), TJLP + 5,00% a.a., fixed rate	TLP + 4.70% p.a., CDI + 1.60% to 2.62% p.a., 122.84% CDI, 2.94% to 8.5% p.a.	8,014
Foreign Currency - Bonds and other debts	USD	2.41% to 4.63% p.a.	7,307
Foreign Currency - other debts	EUR	2.00% to 4.50% p.a.	234
TOTAL			59.107

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	28

Marketletter 4Q22

Total Consolidated Gross Debt without RGR with Debentures – R$ billion

Gross Parent Debt without RGR – R$ billion
	2023	2024	2025	2026	2027	After 2027	Total (R$ billion)
Annual Amortization with Debentures (without RGR)	3.7	10.2	3.0	2.5	0.3	6.2	25.9

	2023	2024	2025	2026	2027	2028	After 2028	TOTAL
Asset (US$ million)	80.89	9.87	0.00	0.00	0.00	0.00	0.00	90.76
Liabilities (US$ million)	51.96	19.35	519.35	19.35	19.35	17.83	798.23	1.445.43
Foreign Exchange Exposure	28.93	-9.48	-519.35	-19.35	-19.35	-17.83	-798.23	-1.354.67

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

*On the balance of the 2030 and 2025 Bonuses, there is an accounting effect on the deferral of expenses with the repurchase of the 2021 bonus due to the operation carried out in February.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	29

Marketletter 4Q22

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s Escala Global	“Ba2”: / Estável	07/15/2022
Moody’s SACP	“Ba2”: / Estável	07/15/2022
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Estável	06/15/2022
Fitch - Issuer Default Ratings (Local Currency)	AA(bra) / Estável	06/15/2022
Fitch - SACP	“bb-”	06/15/2022
S&P (Foreign Currency)	BB-/Estável	06/15/2022
S&P SACP	bb-	06/15/2022
S&P Escala Nacional (Local Currency)	brAAA/brA-1+ Estável	06/15/2022

*CreditWatch

FINANCING AND LOANS GRANTED (RECEIVABLES)

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$ 389 million and allowance for loan losses of R$ 3,989 million and current charges.

Company and Financing receivable Parent company - R$ billion

Receivables Projection	2023	2024	2025	2026	2027	2028	after 2028	TOTAL
Parent Company	1,6	1,2	0,9	0,7	0,5	0,5	3,4	8,8

Does not include charges and PCLD.

In the process of privatization of distributors, CCC credits were assigned, which depended on Aneel's analysis and inspection. These credits are recorded in the Company's Financial Statements, in two accounts, namely Right of Reimbursement and Financing receivable, as per Notes 9 and 14 of 4Q22.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	30

Marketletter 4Q22

RBSE

In June 2022, SGT/ANEEL published Technical Note No. 085/2022, which revisited the requests for reconsideration filed in connection with the payment of the financial component and reprofiling of the RBSE. The production of effects of this Technical Note depends on adequate procedural instruction for the merit to be analyzed by the collegiate board of ANEEL. The Company continues to monitor and act in relation to the issue so that the assumptions, methodologies and calculations considered so far remain in force.

Table 21: RBSE reprofiling R$ million
Financial Component reprofiled with sectoral charges
	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	988	1841	1841	1841	1841	1841
	439	859	859	859	859	859
CGT Eletrosul	240	402	402	402	402	402
Furnas	1,340	2,944	2,944	2,944	2,944	2,944
Total	3,007	6,046	6,046	6,046	6,046	6,046
Economic Component reprofiled with sectoral charges
	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	1,216	731	731	731	731	731
Eletronorte	628	271	271	271	271	271
CGT Eletrosul	205	77	77	77	77	77
Furnas	1,974	1,269	1,269	1,269	1,269	1,269
Total	4,023	2,348	2,348	2,348	2,348	2,348
TOTAL	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	2,204	2,572	2,572	2,572	2,572	2,572
Eletronorte	1,067	1,130	1,130	1,130	1,130	1,130
CGT Eletrosul	445	479	479	479	479	479
Furnas	3,314	4,213	4,213	4,213	4,213	4,213
Total	7,030	8,394	8,394	8,394	8,394	8,394

The above amounts include TFSEE (Electric Energy Services Inspection Fee) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Furthermore, the data refer to the tariff cycle (July to July of each year) and not to the calendar year (January to December). The values approved in the reprofiling were updated by the IPCA.

Amortizations RBSE 2022- R$ million

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
1,967	397	953	2,952	6,270

Note: TFSEE and R&D values are included. PIS and COFINS are not included.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	31

Marketletter 4Q22

1.4. Investiment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investment (Corporate + Partnerships)	Realized 4Q22	Realized 2022	Budgeted PDNG 2022	% 2022
Generation - corporate	563	1,103	1,368	81%
Implementation / Expansion	225	382	648	59%
Maintenance	338	721	720	100%
Transmission Corporate	827	1,981	2,206	90%
Ampliation	94	252	241	105%
Improvements and Reinforcements	512	931	1,147	81%
Maintenance	221	797	819	97%
Infraestructura and others*	189	411	495	83%
SPES	19	1,679	920	183%
Generation - Contributions	12	1,660	601	276%
Generation - Acquisition	-	-	217	-
Transmission - Contributions	6	19	86	22%
SPES Others (Furnas)	-	-	15	-
Total	1,597	5,174	4,988	104%
Eletronuclear	-	465	243	192%
Total c/ Nuclear	1,597	5,639	5,231	108%

Others: Research, Infrastructure, Environmental Quality

* For further details on investments, by subsidiary or by project, see attachment 3 to this Investor Information, to be released shortly.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	32

Marketletter 4Q22

IN 2022, BRL 5,639 MILLION WAS INVESTED, OF WHICH BRL 1,597 MILLION OCCURRED IN 4Q22.

GENERATION: INVESTMENTS MADE OF BRL 3,227 MILLION

CGT Eletrosul invested R$ 236 million in Expansion of the Generation System, R$ 230.5 million of which related to the Coxilha Negra Wind Farm and the remainder to the CGH Cachoeira Branca.

Investments in Maintenance at Chesf Plants, such as Sobradinho and Paulo Afonso, among others, totaled R$ 348 million

In SPE's, the main highlight is the contribution made in Santo Antonio, totaling R$ 1,583 million, not foreseen in the 2022 PNG, and made to cover expenses with arbitration loss in SAESA.

CGT Eletrosul and Furnas contributed a total of R$ 46 million to SPE Teles Pires Participações Ltda for the SPE to honor debt service related to the issue of debentures.

Regarding Eletronuclear, it was predicted that it would only remain consolidated by Eletrobras until January 2022, given the forecast for privatization and transfer of control of Eletronuclear to Enbpar in the first quarter of 2022. 2022 only the amount of R$ 242 million for Eletronuclear. However, due to the privatization taking place in June 2022, investments of R$464 million were made by Eletronuclear in 2022, exceeding the R$242 million forecast.

Disregarding Eletronuclear's total investments, in 2022, the Eletrobras Companies invested a total of R$382 million in generation, which corresponds to 59% of the budget in this segment for the Companies, with the exception of Eletronuclear.

TRANSMISSION: INVESTMENTS OF BRL 2,000 MILLION

Investments in Expansion and Reinforcements and Improvements accounted for 60% of the Corporate Investment in the segment, with the main highlights being:

•	R$607 million in maintenance at Chesf, with emphasis on improvements aimed at maximizing the result of the 2023 tariff review;
•	R$410 million in Reinforcements and Improvements at Chesf, with 84% of its annual budget realized;
•	R$266 million in Reinforcements and Improvements at Furnas achieving 76% of its budget; It is
•	R$145 million in Reinforcements and Improvements at Eletronorte, bringing forward deliveries and improving execution of the planned budget.

INVESTMENT FRUSTRATIONS

Generation: frustrações de R$ 785 milhões (expurgando aporte Santo Antônio)

As the main frustrations in investments, we highlight the amount of R$ 51 million referring to UTE Santa Cruz, due to the delay in the approval of the contract amendment request to conclude the implementation of the Combined Cycle, which was extended to 2023.

In SPEs, there were frustrations of R$ 482 million referring to the failure to make a contribution by Furnas to the SPE Holding Brasil Ventos due to the extension to 2023 of the process of purchasing wind turbines for the Itaguaçu Wind Farm in Bahia.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	33

Marketletter 4Q22

Transmission: frustrations of BRL 292 million

Transmission: of the total frustrated in the transmission segment, R$ 225 million refer to corporate investments, with highlights to:

R$ 83 million in Reinforcements and Improvements at Furnas justified by the delay in the processes due to adaptation to the new regime (76% of the budgeted amount realized)

R$ 81 million in Maintenance at Furnas due to discounts on hiring, denial of termination by the ONS and adaptations of hiring processes to the new regime;

R$ 75 million in Reinforcements and Improvements at Chesf (84% of the budgeted amount realized) mainly due to delays in equipment deliveries.

In SPES, SPE Transnorte Transmissora de Energia provided contributions of R$ 86 million for the start of works on LT Manaus / Boa Vista. However, there were delays due to public civil actions related to environmental licensing, whose court settlement took place at the end of September. For this reason, we had a frustration of R$ 67 million in relation to the amount budgeted for the year.

On the other hand, there were greater investments in Transmission, with emphasis on the maintenance of Chesf due to the payment of taxes (DIFAL), not foreseen in the PDNG, combined with an improvement in the execution process of maintenance projects.

R$44 million was invested in SPES in 4Q22, of which R$31 million in the Holding, related to the contribution for reimbursement for energy not generated in the Holding's Chapada do Piauí and R$13 million in Eletronorte related to the termination of public civil action at SPE TNE .

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	34

Marketletter 4Q22

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 4Q22 – GENERATORS – TWh

In terms of energy market evolution, the Eletrobras Companies, in 4Q22, sold 32.7 TWh of energy, against 32.1 TWh traded in the same period of the previous year, which represents a reduction of 0.2%. These volumes include energy sold by plants under the quota regime, renewed by Law 12,783/2013, as well as by plants under the exploration regime (ACL and ACR). With the advent of capitalization, energy from Itaipu and Eletronuclear from 3Q22 and referring to 2021 were excluded for comparative purposes. Saesa information is not included.

Sales: includes developments under Law 13,182/15

NOTE: Average ACR Prices in the chart do not include O&M. In Eletronorte's values, Amazonas-GT is included. And the Average ACR Prices in the chart do not include PIEs contracts and thermal plants contracts due to unavailability

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	35

Marketletter 4Q22

1.5.2. ENERGETIC BALANCE

Energectic Balance (MWmed)	2022	2023	2024	2025	2026
Resource with no impact in the balance (1)	1,419	1,419	1,419	1,192	1,192

Ballast	8,030	9,018	10,352	11,658	12,815
Own Resources (2) (3) (4) (5)	7,108	8,213	9,542	10,876	12.122
Energy purchased	922	804	810	782	693
Sales	7,032	6,145	4,461	2,834	1,586
ACL – Bilateral contracts + MCP realized (6)	6,296	5,362	3,678	2,101	854
ACR – Exceto cotas	737	784	784	733	733
Avg. prices
Avg prices of sales R$/MWh	204,05	199,02	195,84	201,01	231,64
Avg prices of purchase R$/MWh	262,55	251,53	232,93	234,57	238,81
Balance (Ballast – Sales)	998	2,872	5,891	8,824	11,229
Uncontracted energy*	11%	28%	50%	69%	80%
Uncontracted energy considering hedge estimate from 2023 (9)	0%	12%	34%	52%	63%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.

Contracts concluded until 12/31/2022. It should be noted that the balance sheet does not consider the SPE Santo Antônio Energia, consolidated by Furnas as of 3Q22, either in terms of resources, sales or average prices.

1- Not included in the balance sheet, either in terms of resources, requirements (sales) or average prices, are the IPP contracts resulting from the unbundling process of Amazonas Distribuidora, the thermal plant contracts based on availability and the Physical Guarantee Quotas. These resources are presented in order to compose the total resources considered.

2- Own Resources include the Descotization plants (new PIEs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors due to Internal Losses, Losses in the Basic Network and Availability.

3- The plants with new concession grants are considered, in 2022, with their current Physical Guarantees.

4- Upon release of quotas, the plants currently subject to quotas will have a new concession under the Independent Energy Producer - PIE regime, gradually occurring over a period of 5 years starting in 2023. The Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.

5- Considering the new concession grants from 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.

6- It should be noted that, for contracts in the ACL, there were reductions in the contracted amounts agreed under the aegis of Law 13.182/2015 (UHE Itumbiara), pursuant to §§ 12, 12-A and 12-B of art. 10 of the aforementioned ordinance, transcribed in Clause 6 of the contracts, which take effect from the years 2023 and 2024. The amounts presented consider, on the one hand, these reductions, but also the volumes of new contracts signed.

Physical and Nuclear Energy Guarantee Quotas (MWmed)	2022	2023	2024	2025	2026
Physical Guarantee Quotas (7) (8)	7,464	5,252	3,939	2,626	1,313

7- Current values of Total Physical Guarantee of the developments.

8- Decotization takes place gradually over a period of 5 years from 2023.

9- The values present an estimate of the uncontracted energy considering a historical average value of GSF, from 2017 to 2022, of 80.1%. Source: CCEE, obtained from the CCEE website.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	36

Marketletter 4Q22

2.
Result Analysis of
Parent Company

In 4Q22, Eletrobras Holding posted a net loss of BRL 456 million, a decrease of 176% compared to the net profit of BRL 602 million in 4Q21. The 4Q22 result was decisively influenced by: (i) recording a provision of R$ 2,528 million in PCLD for Financing and Loans due to the provision for loan balances receivable from Amazonas Energia; (ii) the R$964 million reduction in revenue from CEEE and the R$854 million purchase of energy for resale between the quarters due to the improvement in the country's hydrological conditions, significantly reducing the need to import energy electricity from the Oriental Republic of Uruguay for resale; (iii) Recording in Other Income and Expenses, the negative amount referring mainly to the write-off of unreconciled escrow deposits in the amount of R$507 million; (iv) registration, in 4Q22, of tax payments in the amount of R$292 million, which did not occur in 4Q21, due to the receipt of JCP (interest on equity) from the subsidiaries; partially offset by (v) Result from Equity Interests, in the amount of R$2,343 million in 4Q22, while in 4Q21 it was 2,252 million, an increase of R$91 million, mainly influenced by the results of subsidiaries; (vi) lower provision for compulsory loan, with a reversal of R$517 million recorded in 4Q22, influenced by discounts obtained from court agreements, in the amount of R$563 million, while in 4Q21, there was a provision of R$ $803 million.

In 2022, Eletrobras Holding presented a total net income of R$3,635 million, of which R$2,648 million refer to continued operations and R$987 million refer to discontinued operations, a 36% reduction compared to the net income of R$5,646 million recorded in 2021. This 2022 result was decisively influenced by: (i) Result from Equity Interests, of R$7,567 million, mainly from the result of controlled companies, against a result of R$18,811 in 2021; (ii) result of Discontinued Operations in R$ 987 million, given that, as provided for in Law nº 14,182/2021, the capitalization of Eletrobras was conditioned to the corporate restructuring to maintain, directly or indirectly, the companies Eletronuclear and Itaipu Binacional, through the transfer of control to ENBpar; and (iii) an increase of R$2,709 million in provisions for loan losses and loan losses, from R$639 million in 2021 to R$3,348 million in 2022, with emphasis on the provision for loan balances receivable by the holding company Amazonas Energia (See Note 10 of the Explanatory Notes).

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	37

Marketletter 4Q22

2.1       Shareholdings in the Parent Company

In 4Q22, the Equity Interest result impacted the Parent Company's result by R$2,343 million, resulting from the Equity Income of investments in subsidiaries and affiliates, while the result in 4Q21 was R$2,252 million. Highlight for the improvement in the results of Furnas (+R$ 690 million), being offset by the worsening of Chesf (-R$ 387 million), Eletronorte (-R$ 274 million) and CGT Eletrosul (-R$ 77 million).

In 2022, the result from Equity Participations positively impacted the Company's result by R$7,567 million, in 2021 the result was R$18,811 million. The reduction observed was, in particular, due to the credit registration in 2021 referring to the renegotiation of the hydrological risk with the effect of reducing the expense in the purchase of energy occurred in 2021, according to ANEEL resolutions 2919/21 and 2932/21, without occurrence in 2022.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	38

Marketletter 4Q22

2.2       Operating Provisions of Parent Company

In 4Q22, Operating Provisions negatively impacted the Parent Company's result by R$1,872 million, compared to a provision of R$1,389 million in 4Q21. This variation is mainly explained by: (i) the provision of R$ 2,528 million for PCLD for Financing and Loans, mainly due to the provision for loan balances receivable from Amazonas Energia, partially offset by (ii) the effect positive in provisions for lawsuits, with emphasis on compulsory loan lawsuits, which had a reversal of R$ 517 million in 4Q22, compared to a provision of R$ 803 million in 4Q21.

In 2022, Operating Provisions negatively impacted the Parent Company's result by R$3,501 million, compared to a provision of R$12,254 million in 2021. This reduction is mainly explained by: (i) lower constitution, in Contingencies, with highlight for the compulsory loan in the amount of R$ 133 million in 2022, against a constitution of R$ 10,897 million in 2021. the risks involved and enable better planning of cash disbursements to optimize tax use. In this context, Eletrobras created the Compulsory Loan Executive Committee with the objective of seeking judicial agreements with discounts and full settlement of the aforementioned processes. Therefore, although there was a provision of R$ 133 million in 2022 due to unfavorable court decisions, we highlight that, as a result of the negotiations that took place, Eletrobras obtained in the 4th quarter of 2022, the reduction of the provision in the amount of R$ 1,300 million, R$563 million of which are discounts obtained in agreements that have already been signed and R$737 million due to payments made, under agreements that have already had the respective court approvals, with the due final and unappealable decision. On the other hand, (ii) the increase in PCLD - Financing and Loans, in the amount of R$ 2,709 million, related to the provisioning of loan balances receivable by the Amazonas Energia holding company. Further details are found in Explanatory Note 10.2 of the financial statements.

Table 24: Operating Provisions (R$ million)
Operating Provisions	2022	2021	4Q22	4Q21
Guarantees	150	10,902	-214	-2
Provision for Disputes	67	67	-492	728
PCLD - Financing and Loans	3,348	639	2,528	625
PECLD - Fuel consumption account	0	580	0	0
Investment Losses	-189	-26	38	20
Provision for Implantation of Shares - Compulsory Loan	102	108	31	15
Others	22	-16	-19	2
TOTAL	3,501	12,254	2,042	1,389

2.3       Parent Company Financial Result

In the quarter, the financial result showed a negative result of R$ 84 million in 4Q22, against a negative result of R$ 555 million in 4Q21, that is, an improvement of R$ 471 million between the periods. The positive variation is mainly due to: (i) the increase in the net exchange variation, which went from R$ -91 million in 4Q21 to R$ 210 million in 4Q22 due to the 2.5% variation in the dollar , in 4Q21 and -2.4% in 4Q22 on the company's foreign currency financing; (ii) an increase in Income from financial investments of R$282 million between the compared periods, due to the improvement in profitability indexes in 4Q22. This was partially offset by: (iii) the increase in passive monetary variations of R$373 when compared to 4Q21, in particular, due to the adjustment of R$ -132.1 million in monetary restatement resulting from the write-off of unreconciled escrow deposits.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	39

Marketletter 4Q22

In 2022, the Financial Result negatively impacted the Parent Company's result by R$273 million, but represents an improvement of R$948 million compared to the previous year, influenced, in particular, by: (i) the increase in Revenue from investments financial in R$774 million due to the increase in the Holding's cash balance through the following initiatives: (a) issuance of Commercial Notes in the amount of R$6 billion; (b) Capitalization: issuance of shares of the Supplementary Lot of R$4,387 million; (c) Financing Receivables: R$2,578 million; (d) Itaipu receivables of R$1,206 million and (e) Sale of shares associated with CEEE-GT: R$1,103 million. Also noteworthy is the increase in the Selic/DI rate in the period; (ii) an increase of R$345 million in loan and financing revenues due to the increase in the Selic rate, which was 0.77% p.m. to 1.12% p.m. in 4Q22; (iii) positive variation in net exchange rate adjustments of R$633 million and (iv) monetary restatement of lawsuits discussing the difference in monetary restatement of book-entry credits (2nd phase), whose variation between periods was R$898 million, given the significant variation in the Selic rate and the increase in the provision base, due to the risk review carried out by Eletrobras, as of 3Q21, impacting only two quarters of 2021 and all quarters of 2022. The total monetary restatement for 2022 was R$ 1,620 million, and R$701 million in 2021.

Table 25: Financial Result (R$million)
FINANCIAL RESULT	2022	2021	4Q22	4Q21
Financial income
Interest, commission and fee income	1,282	937	366	240
Income from financial investments	1,066	291	367	85
Additional moratorium on electricity	0	69	0	46
Interest income on dividends	418	224	49	15
Other financial income	276	131	74	77
(-) Taxes on financial income	-512	-350	-309	-147

Financial expenses
Debt Charges	-1,953	-1,481	-461	-401
Other Financial expenses	-180	-637	-8	-382

Financial items, net
Monetary variations	-997	-99	-371	1
Exchange variations	327	-306	210	-91
Financial Result	-273	-1,220	-84	-555

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	40

Marketletter 4Q22

3.
General Information

Corporate Structure on 12/31/2022

Table 26: Structure of the Capital Stock
Shareholding position on 12/31/2022			% Capital
Shareholders	Quantity of Shares	Value (R$)	Species/ Class	Total

COMMON	2,021,139,464	62,841,166,980,23	100.00%	87.83%

Government	667,888,884	20,765,967,728,23	33.05%	29.02%
BlackRock	98,319,628	3,056,948,949,16	4.86%	4.27%
GIC Private	92,090,802	2,863,282,603,16	4.56%	4.00%
BNDES	74,545,264	2,317,757,614,48	3.69%	3.24%
BNDESPAR	71,956,435	2,237,265,872,88	3.56%	3.13%
Citibank	50,903,042	1,582,674,832,24	2.52%	2.21%
FND	45,621,589	1,418,464,160,10	2.26%	1.98%
Banco do Nordeste	1,420,900	44,178,551,63	0.07%	0.06%
FGHAB	1,000,000	31,091,949,91	0.05%	0.04%
3G Radar Backgrounds	963,132	29,945,651,90	0.05%	0.04%
Iberclear - Latibex	298,550	9,282,501,65	0.01%	0.01%
Victor Adler / VIC DTVM	218,000	6,778,045,08	0.01%	0.01%
Board of Executive Officers	20,000	621,839,00	0.00%	0.00%
Board of Directors	1	31,09	0.00%	0.00%
Others	915,893,237	28,476,906,649,71	45.32%	39.80%

PREF. A	146,920	3,657,455,09	100.00%	0.01%

Victor Adler / VIC DTVM	54,200	1,349,265,35	36.89%	0.00%
Shareholders to be identified	42,451	1,056,783,46	28.89%	0.00%
Others	50,269	1,251,406,27	34.22%	0.00%

PREF. B	279,941,393	6,968,915,542,31	100.00%	12.16%

3G Radar Backgrounds	30,451,076	758,055,014,81	10.88%	1.32%
BNDESPAR	18,691,102	465,299,932,37	6.68%	0.81%
BNDES	18,262,671	454,634,487,64	6.52%	0.79%
BlackRock	13,027,180	324,301,155,33	4.65%	0.57%
GIC Private	7,643,805	190,286,369,93	2.73%	0.33%
Citibank	4,846,843	120,658,253,33	1.73%	0.21%
Board of Directors	4,364,579	108,652,679,42	1.56%	0.19%
Shareholders to be identified	1,964,408	48,902,355,22	0.70%	0.09%
Victor Adler / VIC DTVM	360,000	8,961,910,09	0.13%	0.02%
Iberclear - Latibex	121,853	3,033,432,31	0.04%	0.01%
Board of Executive Officers	50,000	1,244,709,74	0.02%	0.00%
União	493	12,272,84	0.00%	0.00%
Outros	180,157,383	4,484,872,969,29	64.36%	7.83%

PREF. C - GOLDEN SHARE UNIÃO	1	24,89	100.00%	0.00%

Total	2,301,227,778	69,813,740,002,52		100.00%

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	41

Marketletter 4Q22

3G Radar Backgrounds	963,132	29,945,651,90	0.05%	0.04%
Iberclear - Latibex	298,550	9,282,501,65	0.01%	0.01%
Victor Adler / VIC DTVM	218,000	6,778,045,08	0.01%	0.01%
Board of Executive Officers	20,000	621,839,00	0.00%	0.00%
Board of Directors	1	31,09	0.00%	0.00%
Others	915,893,237	28,476,906,649,71	45.32%	39.80%

PREF. A	146,920	3,657,455,09	100.00%	0.01%

Victor Adler / VIC DTVM	54,200	1,349,265,35	36.89%	0.00%
Shareholders to be identified	42,451	1,056,783,46	28.89%	0.00%
Others	50,269	1,251,406,27	34.22%	0.00%

PREF. B	279,941,393	6,968,915,542,31	100.00%	12.16%

3G Radar Backgrounds	30,451,076	758,055,014,81	10.88%	1.32%
BNDESPAR	18,691,102	465,299,932,37	6.68%	0.81%
BNDES	18,262,671	454,634,487,64	6.52%	0.79%
BlackRock	13,027,180	324,301,155,33	4.65%	0.57%
GIC Private	7,643,805	190,286,369,93	2.73%	0.33%
Citibank	4,846,843	120,658,253,33	1.73%	0.21%
Board of Directors	4,364,579	108,652,679,42	1.56%	0.19%
Shareholders to be identified	1,964,408	48,902,355,22	0.70%	0.09%
Victor Adler / VIC DTVM	360,000	8,961,910,09	0.13%	0.02%
Iberclear - Latibex	121,853	3,033,432,31	0.04%	0.01%
Board of Executive Officers	50,000	1,244,709,74	0.02%	0.00%
União	493	12,272,84	0.00%	0.00%
Outros	180,157,383	4,484,872,969,29	64.36%	7.83%

PREF. C - GOLDEN SHARE UNIÃO	1	24,89	100.00%	0.00%

Total	2,301,227,778	69,813,740,002,52		100.00%

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	42

Marketletter 4Q22

Asset Behavior Analysis

Shares

Table 27: B3, ELET3 and ELET6
	(R$)	(R$)	(pts.)	(pts.)
Price and Volume	ELET3	ELET6	IBOV	IEE
	Shares COM	Shares PN	(Index)	(Index)
Closing Price on 12/31/2022	42.12	43.23	109,735	78,679
Maximum in the quarter	51.57	54.94	119,929	85,120
Average in the quarter	45.22	47.85	111,684	79,666
Minimum in the quarter	40.94	42.15	102,856	74,286
Variation in 4Q22	-2.0%	-4.3%	-0.3%	0.2%
Change in the last 12 months	28.4%	36.1%	4.7%	3.1%
Average Daily Traded Volume 4Q22 (R$ million)	606.05	152.65	-	-

Book Value per Share (R$)	48.02	48.02	-	-
Price / Profit (P/E) (1)	26.64	27.34	-	-
Price / Shareholders' Equity (P/B) (2)	0.88	0.90	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.
Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 12/31/2021 = 100 e valores ex-dividendo.

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	43

Marketletter 4Q22

ADR Programs

Table 28: NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE	(US$) NYSE
	EBRN	EBRB
Closing Price on 12/31/2022	7.93	8.20
Maximum in the quarter	10.20	11.03
Average in the quarter	8.55	9.16
Minimum in the quarter	7.63	7.93

Variation in 4Q22	-1.2%	-3.3%
Change in the last 12 months	32.8%	36.7%
Average Daily Trading Volume 4Q22 (US$ thousand)	21,828	233

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 12/31/2021 = 100

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	44

Marketletter 4Q22

Latibex - MADRID MARKET

Table 29: LATIBEX, XELTO and XELTB
Price and Volume	(€) LATIBEX	(€) LATIBEX
	XELTO	XELTB
Closing Price on 12/31/2022	7.45	8.05
Maximum in the quarter	10.40	9.80
Average in the quarter	8.69	8.56
Minimum in the quarter	7.40	7.40

Variation in 4Q22	-8.0%	-6.4%
Change in the last 12 months	41.9%	61.0%
Average Daily Traded Volume 4Q22 (thousands of Euros)	253.1	1.6

Evolution of Foreign Currencies

Index number 12/31/2021 = 100.

Source:: Banco Central

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	45

Marketletter 4Q22

Nº of Employees

PARENT COMPANY

Table 30: Employees by Working Time
Tempo de trabalho na empresa (anos)	1T22	2T22	3T22	4Q22
Up until 5	23	18	17	19
6 to 10	31	45	47	41
11 to15	390	434	397	375
16 to 20	148	149	182	196
21 to 25	18	17	17	17
More than 25	60	62	61	60
Total	670	725	721	708
Table 31: Employees by Federation State
Federation State	1T22	2T22	3T22	4Q22
Rio de Janeiro	653	708	704	691
Brasília	15	15	15	15
São Paulo	1	1	1	1
Expatriate	1	1	1	1
Total	670	725	721	708
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	46

Marketletter 4Q22

Balance Sheet

(R$ thousand)
Asset	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
CURRENT
Cash and cash equivalents	4,927,871	7,384	10,739,126	192,659
Restricted cash	2,917,849	2,544,594	3,098,401	2,710,165
Marketable securities	3,611,904	6,026,365	12,193,654	15,475,205
Customers	462,628	719,906	4,794,924	5,094,976
Asset contractual transmission	0	0	9,349,126	7,356,356
Loans and financing	389,438	0	389,438	0
Remuneration of equity interests	1,524,088	2,275,301	692,839	1,251,766
Taxes to recover	3,028,085	5,028,731	707,875	443,142
Income tax and social contribution	857,466	456,725	1,135,913	755,906
Reimbursement rights	261,321	640,191	1,749,225	1,487,777
Warehouse	796,776	741,255	827,490	768,848
Nuclear fuel stock	262	293	429,310	627,573
Derivative financial instruments	0	0	0	487,895
Hydrological risk	0	0	501,355	690,333
Others	0	0	0	0
Asset held for sale	966,804	685,320	2,326,092	2,014,705
Cash and cash equivalents	320,691	289,331	688,359	387,690
	20,065,183	19,415,396	49,623,127	39,744,996

NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	2,048,517	5,529,316	2,124,907	5,627,386
Loans and financing	3,366,460	8,180,605	328,806	4,591,761
Customers	0	0	703,055	993,080
Marketable Securities	411,705	398,280	417,648	398,648
Amounts Receivable - ENBPAR	1,223,316	0	1,223,316	0
Nuclear fuel stock	0	0	0	1,490,820
Taxes to recover	3,705	3,365	439,196	449,258
Current Income Tax and Social Contribution	0	0	3,541,162	1,500,987
Escrow deposits	6,402,122	6,393,647	8,558,013	8,247,485
Transmission contractual asset	0	0	51,703,084	52,158,612
Financial assets - Concessions and Itaipu	0	428,865	0	2,601,027
Derivative financial instruments	0	0	485,507	653,022
Advances for future capital increase	20,596,029	3,932,463	0	0
Hydrological risk	0	0	0	0
Decommissioning Fund	0	2,055,713	0	2,055,713
Others	1,755,305	2,024,412	1,063,250	1,087,508
	35,807,159	28,946,666	71,888,527	82,550,135
INVESTMENT	113,736,819	88,740,622	33,985,522	27,647,781
Fixed assets net	231,883	235,453	34,739,705	33,367,981
INTANGIBLE	67,857	61,387	79,980,581	4,992,176
	149,843,718	117,984,128	220,594,335	148,558,073
TOTAL ASSETS	169,908,901	137,399,524	270,217,462	188,303,069
Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	47

Marketletter 4Q22

(R$ thousand)
Liabilities	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
CURRENT
Loans and financing and Debentures	3,682,702	5,310,178	7,524,770	8,234,753
Compulsory loan	1,289,602	1,216,335	1,289,602	1,216,335
Suppliers	994,922	773,858	3,517,173	4,031,532
Advances from customers	1,486,222	1,370,946	1,653,122	1,460,455
Taxes payable	370,739	259,336	1,271,700	804,485
Income tax and social contribution	0	0	0	19,624
Remuneration to shareholders	913,018	1,381,111	924,644	1,406,891
Financial liabilities - Concessions and Itaipu	0	578,626	0	578,626
Estimated liabilities	166,337	153,568	2,318,554	1,602,947
Reimbursement Obligations	1,912,423	836,744	1,912,423	859,003
Provisions for contingencies	0	0	246,437	233,304
Provisões para litígios	2,646,711	2,267,649	2,709,161	2,267,649
Regulatory charges	0	0	996,610	542,913
Obligations arising from Law 14.182/2021	0	0	1,472,662	0
Lease	8,710	7,773	224,319	209,774
Others	74,919	64,061	209,251	246,700
	13,546,305	14,220,185	26,270,428	23,714,991
Liabilities associated with assets held for sale	0	0	170,448	168,381
	13,546,305	14,220,185	26,440,876	23,883,372
NON-CURRENT
Loans and financing and Debentures	22,269,941	19,294,960	51,581,752	35,780,892
Suppliers	0	0	0	16,555
Advances from customers	0	0	213,921	186,348
Obligation for asset retirement	0	0	0	3,268,301
Provisions for contingencies	22,084,048	23,666,275	30,623,558	31,142,222
Post-employment benefits	680,399	885,455	4,947,234	5,851,502
Obligations arising from Law 14.182/2021	0	0	35,186,792	0
Provision for unsecured liabilities	0	0	0	708,516
Onerous contracts	0	0	209,099	428,164
Lease	32,571	40,560	528,849	693,710
Concessions payable - Use of public goods	0	0	372,420	81,655
Advances for future capital increase	86,919	77,336	86,919	77,336
Sector Charges	0	0	464,358	649,341
Tributos a recolher	0	0	723,716	260,612
Deferred income tax and social contribution	427,390	569,816	6,294,347	7,244,737
Others	276,532	2,523,733	1,514,985	1,613,042
	45,857,800	47,058,135	132,747,950	88,002,933

EQUITY
Share capital	69,705,554	39,057,271	69,705,554	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	33,910,233	30,890,165	33,910,233	30,890,165
Other comprehensive cumulative results	-6,978,161	-7,693,402	-6,978,161	-7,693,402
Non controlling shareholdins	0	0	523,840	295,560
Retained earnings	0	0	0	0
TOTAL SHAREHOLDERS' EQUITY	110,504,796	76,121,204	111,028,636	76,416,764
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,908,901	137,399,524	270,217,462	188,303,069

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	48

Marketletter 4Q22

Income Statement

	Parent Company		Consolidated
	31/12/2022	31/12/2021	31/12/2022	31/12/2021
NET OPERATING REVENUE	377,721	1,365,825	34,074,233	34,626,834
Operating costs
Personnel, Material and Services	0	0	-3,589,651	-2,786,732
Energy purchased for resale	-16,685	-1,273,156	-3,117,655	5,932
Charges upon use of electric network	0	0	-2,746,132	-2,276,254
Fuel for electricity production	0	0	-2,085,996	-1,889,722
Construction	0	0	-1,678,631	-1,395,066
Depreciation	0	0	-1,427,843	-1,056,466
Amortization	0	0	-1,052,849	-245,215
Operating Provisions /Reversals net	0	0	0	177,482
Others Costs	0	0	-158,853	-212,389
GROSS RESULT	361,036	92,669	18,216,623	24,948,404
Operating expenses
Personnel, Supllies and Services	-662,660	-551,426	-3,378,346	-3,343,075
Depreciation	-42,999	0	-1,260,370	0
Amortization	-11,184	-11,841	-174,359	-121,291
Donations and contributions	-11	-11	-35,217	-20,313
Operating Provisions /Reversals net	-126,339	-87,399	-206,438	-164,696
Others	-3,501,113	-12,254,011	-6,928,425	-15,099,545
Operating expenses	-294,439	-257,986	-1,434,542	-1,274,941
	-4,638,745	-13,162,674	-13,417,697	-20,023,861

Regulatory Remeasurements - Transmission Contracts	0	0	365,178	4,858,744

OPERATING INCOME BEFORE FINANCIAL RESULT	-4,277,709	-13,070,005	5,164,104	9,783,287

Financial result	-272,650	-1,220,245	-4,373,595	-1,441,954

INCOME BEFORE EQUITY	-4,550,359	-14,290,250	790,509	8,341,333
RESULTS OF EQUITY	7,566,709	18,810,602	2,369,777	1,507,418
OTHER INCOME AND EXPENSES	195,661	1,210,754	186,924	1,210,754
OPERATING RESULT BEFORE TAXES	3,212,011	5,731,106	3,347,210	11,059,505
Current Income Tax and Social Contribution	-563,419	0	-1,630,034	-1,437,671
Deferred Income Tax and Social Contribution	0	0	934,421	-3,822,971
NET INCOME FROM CONTINUING OPERATIONS	2,648,592	5,731,106	2,651,597	5,798,863
NET INCOME (LOSS) FROM THE DISCONTINUED OPERATION	986,785	-84,965	986,785	-85,230
NET INCOME FOR THE PERIOD	3,635,377	5,646,141	3,638,382	5,713,633

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	49

Marketletter 4Q22

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	31.12.22	31.12.21	31.12.22	31.12.21
Operating Activities
Income before income tax and social contribution	4,198,796	5,646,141	4,333,995	10,974,275

Depreciation and amortization	11,196	11,852	2,690,269	1,443,285
Net foreign exchange rate variations	669,681	405,588	650,770	419,569
Financial charges	252,917	291,817	4,980,707	2,035,779
Equivalence equity results	-7,566,709	-18,810,602	-2,369,777	-1,507,418
Other Income and Expenses	-195,661	-1,210,754	-186,924	-1,210,754
Revenue from the contractual asset - transmission	0	0	-15,774,884	-17,450,333
Construction Revenue Generation	0	0	0	0
Contractual revenue - Transmission	0	0	1,671,307	1,312,861
Regulatory Remeasurements - Transmission Contracts	0	0	-365,178	-4,858,744
Operating provisions (reversals)	3,501,113	12,254,011	6,928,425	14,922,063
Participation of non-controlling shareholders	0	0	0	0
GSF reimbursement	0	0	0	-4,265,889
Financial instruments - derivatives	0	0	356,494	-725,826
Others	145,382	-122,873	1,751,340	1,503,130
	-3,182,082	-7,180,961	332,549	-8,382,276
(Increases) / decreases in operating assets
Customers	194,947	0	-408,364	1,671,234
Receivables - ENBPAR	0	0	0	0
Marketable securities	2,414,460	1,638,290	2,264,059	-1,972,451
Reimbursement rights	518,779	0	537,338	-22,909
Financial assets - Itaipu	499,071	605,581	499,071	605,581
Hydrological risk	0	0	0	0
Credits with subsidiaries - CCD	0	0	0	0
Others	-227,870	1,322,103	-436,278	1,534,289
	3,399,387	3,565,974	2,455,826	1,815,744
Increase / (decrease) in operating liabilities
Suppliers	-61,608	67,950	233,911	39,894
Advances	0	0	104,964	-85,928
Lease	0	0	0	0
Personnel obligations	12,769	-13,776	222,345	213,739
Indemnification obligations	0	0	0	0
Sectorial charges	0	0	159,695	-82,459
Obligations with personnel	12,769	-13,776	222,345	213,739
Liabilities associated with assets held for sale	0	0	0	0
Others	-69,227	485,574	-382,451	44,173
	-118,066	539,748	338,464	129,419

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	50

Marketletter 4Q22

Payment of financial charges	-1,515,464	-1,328,795	-3,211,343	-2,176,135
Payment of financial charges - leases	0	0	0	0
Revenue of RAP and indemnities	0	0	14,623,582	15,204,734
Revenue of financial charges	677,776	861,026	316,278	672,085
Payment of income tax and social contribution	-236,134	-172,502	-2,607,461	-2,463,047
Revenue of remuneration for investments in equity interests	4,617,624	7,302,271	1,494,560	2,175,585
Supplementary pension payment	-33,894	-21,595	-469,943	-383,424
Payment of legal contingencies	-3,074,367	-3,355,498	-4,222,504	-6,228,610
Pledge and related deposits	-441,255	-2,462,388	-1,199,426	-2,511,386
Net cash from (used in) operating activities of continuing operations	4,292,323	3,393,421	12,184,577	8,826,963
Net cash from (used in) operating activities of discontinued operations	0	0	-2,908,844	-600,801
Net cash from (used in) operating activities	4,292,323	3,393,421	9,275,733	8,226,163

Financing activities
Receivables for share issuing	30,648,282	0	30,648,282	0
Payment of loans and financing and obtained debenturesl	6,000,000	2,700,000	8,500,000	4,828,697
Payment of loans and financing and obtained debenturesl - principal	-4,048,309	-7,181,654	-6,734,696	-8,175,960
Payment of remuneration to shareholders	-1,433,059	-3,813,501	-1,490,058	-3,747,606
Payment of finance leases	0	-12,454	-721,074	-571,829
Others	44,746	0	44,746	-499,734
Net cash from (used in) continuing operations financing activities	31,211,660	-8,307,609	30,247,200	-8,166,432
Net cash from (used in) the financing activities of discontinued operations	0	0	-174,814	2,105,924
Net cash from (used in) financing activities	31,211,660	-8,307,609	30,072,386	-6,060,508

Investing activities
Receipt of loans and financing	3,397,329	7,581,413	2,358,352	4,897,907
Acquisition of fixed assets	-7,697	-2,621	-1,585,639	-1,085,090
Acquisition of intangible assets	-6,480	-18,424	-32,038,772	-103,494
Transmission infrastructure - contractual asset	0	0	-1,652,992	-1,299,710
Acquisition/contribution of capital in equity interests	-188,367	-3,744	-254,498	-274,354
Granting of advance for future capital increase	-34,926,186	-2,656,682	0	-2,447,464
Disposal of investments in equity interests	1,147,905	0	1,169,784	0
Net cash in the business combination	0	0	180,191	0
Others	0	0	-57,832	-443,738

Cash and cash equivalents at the beginning of the year of continuing operations	-30,583,497	4,899,942	-31,881,406	-755,943
Cash and cash equivalents at the end of the year from descontinued operations	0	0	3,079,754	-1,503,660
Net cash from (used in) investing activities	-30,583,497	4,899,942	-28,801,652	-2,259,603

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	51

Marketletter 4Q22

Increase (decrease) in cash and cash equivalents	4,920,487	-14,246	10,546,467	-93,948

Cash and cash equivalents at the beginning of the year	7,384	21,630	192,659	286,607
Cash and cash equivalents at the end of the year	4,927,871	7,384	10,739,126	192,659
Increase (decrease) in cash and cash equivalents from discontinued operations	0	0	-3,904	1,463
	4,920,487	-14,246	10,546,467	-93,948

Marketletter 4Q22 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.